Exhibit 1

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, broker, lawyer or other professional advisor.

The Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is unlawful.

March 7, 2005

1651943 ONTARIO INC.
a subsidiary of SS&C TECHNOLOGIES, INC. (“SS&C”)
OFFER TO PURCHASE
all of the outstanding common shares and class C shares of
FINANCIAL MODELS COMPANY INC.
for a price of
$17.70 in cash for each share

The offer (the “Offer”) by 1651943 Ontario Inc. (the “Offeror”) to purchase all of the issued and outstanding common shares (including common shares which may become outstanding after the date of the Offer and prior to the Expiry Time upon the conversion of class C shares or upon the exercise of stock options or other rights other than the SRP Rights) (collectively, the “Common Shares”); and all of the issued and outstanding class C shares (the “Class C Shares”, and together with the Common Shares, the “FMC Shares”) in the capital of Financial Models Company Inc. (“FMC”) is open for acceptance until 5:00 p.m. (Toronto time) on April 14, 2005, unless the Offer is extended or withdrawn by the Offeror (the “Expiry Time”).

The Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”). On February 17, 2005, FMC publicly announced that it had received letters from SS&C in which SS&C proposed to make the Offer. On February 16, 2005, the closing price of the Common Shares on the TSX was $13.00. On February 24, 2005 (being the day of the announcement of the Offer), the closing price of the Common Shares on the TSX was $16.50.

The Offer is subject to certain conditions, including, without limitation, there being properly deposited under the Offer and not withdrawn at the Expiry Time, more than 50% of the FMC Shares on a partially diluted basis at the time FMC Shares are taken up under the Offer, i.e. including the number of Common Shares issuable upon conversion of Class C Shares, but not including Common Shares issuable under options to acquire Common Shares that are surrendered for cash in connection with the Offer as contemplated herein. Each of the conditions of the Offer is set forth in the section entitled “Conditions of the Offer” in the Offer.

The board of directors of FMC, after consultation with its financial and legal advisors, has determined that the Offer is fair from a financial point of view to the holders of FMC Shares (the “Shareholders”) and that the Offer is in the best interests of the Shareholders. The board of directors of FMC has unanimously recommended that Shareholders accept the Offer. Pursuant to an acquisition agreement dated as of February 25, 2005 between SS&C and FMC, FMC has agreed to support the Offer. Please see the section entitled “Agreements Relating to the Offer — Acquisition Agreement” in the Circular.

SS&C has entered into a Lock-Up Agreement (the “BNY/Waters Lock-Up Agreement”) with BNY Capital Corporation, William R. Waters Limited, and Triax Growth Fund Inc. (collectively, the “Significant Shareholders”), a Lock-Up Agreement (the “Katotakis Lock-Up Agreement” and collectively with the BNY/Waters Lock-Up Agreement, the “Significant Shareholders Lock-Up Agreements”) with Stamos D. Katotakis, the President and Chief Executive Officer of FMC, 1066821 Ontario Inc. and 1427936 Ontario Inc., corporations controlled by Mr. Katotakis (collectively “Katotakis”), and a Lock-Up Agreement (the “VBA Lock-Up Agreement”) with Van Berkom and Associates Inc. (“VBA” and collectively with the Significant Shareholders and Katotakis, the “Locked-Up Shareholders”). Pursuant to the Significant Shareholders Lock-Up Agreements and the VBA Lock-Up Agreement (collectively, the “Lock-Up Agreements”), the Locked-Up Shareholders have, among other things, agreed to deposit to the Offer, 8,788,184 Common Shares (representing approximately 90.6% of the outstanding Common Shares) and all of the 1,344,400 Class C Shares (which, together with the foregoing Common Shares, represent approximately 91.8% of the outstanding Common Shares on a partially diluted basis after giving effect to the conversion of the Class C Shares). Please see the sections entitled “Agreements Relating to the Offer — Significant Shareholders Lock-Up Agreements” and “Agreements Relating to the Offer — VBA Lock-Up Agreement” in the Circular.

Shareholders who wish to accept the Offer must properly complete and duly execute the accompanying Letter of Acceptance and Transmittal (printed on blue paper) or a facsimile thereof and deposit it, together with certificates representing their Common Shares and/or Class C Shares, in accordance with the instructions in the Letter of Acceptance and Transmittal. Alternatively, Shareholders may follow the procedures for guaranteed delivery set forth in the section entitled “Manner of Acceptance — Procedure for Guaranteed Delivery” in the Offer, using the accompanying Notice of Guaranteed Delivery (printed on green paper) or a facsimile thereof. Shareholders whose FMC Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their FMC Shares to the Offer.

The Offer is made only for FMC Shares and is not made for any options to acquire FMC Shares. Any holder of such options or other rights to acquire FMC Shares who wishes to accept the Offer should exercise the options in order to obtain certificates representing FMC Shares and deposit such share certificates in accordance with the Offer. However, holders of options to purchase Common Shares should be aware that FMC has agreed to pay cash for surrendered options. Please see the section entitled “Agreements Relating to the Offer — Acquisition Agreement” in the Circular.

Questions and requests for assistance may be directed to Computershare Investor Services Inc. (the “Depositary”). Additional copies of this document, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may also be obtained without charge from the Depositary at its addresses shown on the last page of this document.

     You should be aware that the Offeror, or its affiliates, directly or indirectly, may bid for or make purchases of FMC Shares, or of related securities of FMC, during the period of the Offer otherwise than under the Offer as permitted by applicable Canadian laws or provincial laws or regulations. Please see the section entitled “Market Purchases” in the Offer for more information on purchases other than under the Offer.

     This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY, NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

     The Offer is made for the securities of a Canadian Corporation. The Offer is subject to applicable disclosure requirements in Canada. Shareholders should be aware that such requirements are different from those in the United States.

     The Offer will be made into the United States pursuant to an exemption from the United States tender offer rules provided by Rule 14d-1(c) under the U.S. Securities Exchange Act. Shareholders who reside in the United States or who are U.S. citizens, or who are acting on behalf of U.S. Shareholders or citizens, are advised to seek their own legal counsel with respect to their ability to trade the securities issued to them pursuant to the Offer.

     Shareholders who are not residents of Canada should be aware that the disposition of FMC Shares pursuant to the Offer may have tax consequences both in Canada and in the United States which may not be described, or fully described, herein.

     It may be difficult for Shareholders to enforce their rights and any claims they may have arising under United States federal securities laws. Although SS&C is a Delaware corporation with the majority of its directors and assets in the United States, 1651943 Ontario Inc. and FMC are incorporated under laws outside the United States, some or all of their officers and directors are residents outside the United States, some or all of the experts named in the Circular are residents outside the United States and all or a substantial portion of the assets of the 1651943 Ontario Inc. and FMC and of the above-mentioned persons may be located outside the United States. Shareholders may not be able to sue 1651943 Ontario Inc. or FMC, or any of their respective officers, directors or experts, in a Canadian court for violations of United States securities laws. It may be difficult to compel 1651943 Ontario Inc. or FMC or any of their respective officers, directors or experts to subject themselves to a judgment of a United States court.

CURRENCY

     All dollar references in the Offer and in the Circular are in Canadian dollars, unless otherwise indicated. As at March 4, 2005, the Bank of Canada noon exchange rate was U.S. $1.00 for CDN $1.2326.

FORWARD-LOOKING STATEMENTS

     Certain statements included in this Circular which describe the Offeror’s intentions, expectations or predictions, are forward-looking statements and are subject to important risks and uncertainties. All statements, other than statements of historical fact, included in the Circular that address activities, events or developments that the Offeror expects or anticipates will or may occur in the future are forward-looking statements. When used in this Circular, the words “estimate”, “project”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements.

     These forward-looking statements are based on certain assumptions and analyses made by the Offeror in light of its experience and perceptions of historical trends, current conditions and expected future developments, as well as other factors the Offeror believes are appropriate in the circumstances. However, whether actual future results and developments will conform with the Offeror’s expectations and predictions is subject to a number of risks and uncertainties, any of which could cause actual results to differ materially from the forward-looking statements.

     Many of these factors are beyond the control of the Offeror and its affiliates. Consequently, all of the forward-looking statements made in the Circular are qualified by these cautionary statements and there can be no assurance that the expected results or developments anticipated by the Offeror will be realized.

INFORMATION CONCERNING FMC

     The information concerning FMC contained in the Offer and this Circular has been taken from or is based upon publicly available documents and records on file with the Canadian securities regulatory authorities, and other public sources. Although the Offeror has no knowledge that would indicate that any statements contained herein relating to FMC taken from or based upon such documents, records and sources are untrue or incomplete, neither the Offeror nor any of its officers or directors assume any responsibility for the accuracy or completeness of the information relating to FMC taken from or based upon such documents, records and sources, or for any failure by FMC to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Offeror.

DEFINITIONS

     In the Offer and the accompanying Circular, unless the subject matter or context is inconsistent therewith, the following terms have the meanings set forth below:

“Acquisition Agreement” means the acquisition agreement dated as of February 25, 2005 between SS&C and FMC, as described in the section entitled “Agreements Relating to the Offer — Acquisition Agreement” in the Circular;

“Acquisition Proposal” means: (i) in the context of the Acquisition Agreement, any proposal or offer made by any person, other than SS&C or its affiliates, with respect to any proposed transaction (by purchase, merger, amalgamation, arrangement, business combination, liquidation, dissolution, recapitalization, take-over bid or otherwise) that could result in any person (or group of persons acting jointly or in concert), other than SS&C or its affiliates, acquiring or beneficially owning or exercising control or direction over: (a) a substantial portion of the assets of FMC and/or its subsidiaries that are, in the aggregate, material to FMC and its subsidiaries, taken as a whole; or (b) together with any FMC Shares or any equity shares or voting shares of any of its subsidiaries beneficially owned by such person (or group of persons acting jointly or in concert) or over which such person (or group of persons acting jointly or in concert) exercised direction or control prior to such proposal or offer, more than 10% of the FMC Shares or the equity shares or voting shares of any of its subsidiaries; and (ii) in the context of the Lock-Up Agreements, any purchase, merger, amalgamation, arrangement, business combination, liquidation, dissolution, recapitalization, take-over bid or other transaction that could result in any person (or group of persons acting jointly or in concert), other than SS&C, acquiring or beneficially owning or exercising control or direction over: (a) assets of FMC and/or its subsidiaries that are, individually or in the aggregate, material to FMC or any of its subsidiaries; or (b) together with any FMC Shares or any equity shares or voting shares of any of its subsidiaries beneficially owned by such person (or group of persons acting jointly or in concert) or over which such person (or group of persons acting jointly or in concert) exercised direction or control prior to such proposal or offer, 10% or more of the FMC Shares or the equity shares or voting shares of any of FMC’s subsidiaries, or any proposal or offer to do any of the foregoing, excluding the Offer;

“Affected Securities” has the meaning ascribed thereto in the section entitled “Acquisition of FMC Shares Not Deposited — Subsequent Acquisition Transactions” in the Circular;

“affiliate” has the meaning ascribed thereto in the Securities Act (Ontario);

“Alternative Transaction” means any Acquisition Proposal or other transaction that, in the context of the Acquisition Agreement, would reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Offer;

“AMF” means l’Agence nationale d’encadrement du secteur financier for the Province of Québec, also known as l’Autorité des marchés financiers;

“Appointee” has the meaning ascribed thereto in the section entitled “Manner of Acceptance — Power of Attorney” in the Offer;

“associate” has the meaning ascribed thereto in the Securities Act (Ontario);

“BNY/Waters Lock-Up Agreement” means the lock-up agreement dated as of February 25, 2005 between SS&C and the Significant Shareholders, as described in the section entitled “Agreements Relating to the Offer — Significant Shareholders Lock-Up Agreements” in the Circular;

“Business Day” means any day, other than a Saturday or Sunday or a statutory holiday in Toronto, Ontario;

“Canadian Dollars” or “$” means lawful currency of Canada;

“Circular” means the take-over bid circular accompanying the Offer and forming a part thereof;

“Class C Shares” means the non-voting class C shares in the capital of FMC;

“Commissioner” has the meaning ascribed thereto in the section entitled “Regulatory Matters - Competition Act” in the Circular;

“Common Shares” means the common shares in the capital of FMC, including the associated SRP Rights;

“Compulsory Acquisition” has the meaning ascribed thereto in the section entitled “Acquisition of FMC Shares Not Deposited — Compulsory Acquisition” in the Circular;

“CRA” means the Canada Revenue Agency;

“Deposit Period” means the period commencing on the date hereof and ending at the Expiry Time;

“Deposited Securities” has the meaning ascribed thereto in the section entitled “Manner of Acceptance — Dividends and Distributions” in the Offer;

“Depositary” means Computershare Investor Services Inc.;

“Determination Notice” has the meaning ascribed thereto in the section entitled “Agreements Relating to the Offer — Significant Shareholders Lock-Up Agreements” in the Circular;

“Directors’ Circular” means the directors’ circular of the directors of FMC relating to the Offer, as amended from time to time;

“Dissenting Offeree” has the meaning ascribed thereto in the section entitled “Acquisition of FMC Shares Not Deposited — Compulsory Acquisition” in the Circular;

“Distributions” has the meaning ascribed thereto in the section entitled “Manner of Acceptance — Dividends and Distributions” in the Offer;

“Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP);

“Expiry Time” means the Initial Expiry Time, or such later time and date as may be fixed by the Offeror from time to time pursuant to the provisions of the section entitled “Extension and Variation of the Offer” in the Offer;

“FMC” means Financial Models Company Inc., a corporation existing under and governed by the OBCA;

“FMC Shares” means, collectively, the Common Shares and the Class C Shares;

“Initial Expiry Time” means 5:00 p.m. (Toronto time) on April 14, 2005;

“Investment Laws” means, collectively, the Competition Act (Canada), the Investment Canada Act and other similar laws of other jurisdictions in which the Offer is made or in which FMC carries on business;

“Katotakis” means, collectively, Stamos D. Katotakis, 1066821 Ontario Inc., 1427936 Ontario Inc., a corporation controlled by any one or more of the foregoing, or any of them individually as the context may require;

“Katotakis Lock-Up Agreement” means the lock-up agreement dated as of February 25, 2005 between SS&C and Katotakis, as described in the section entitled “Agreements Relating to the Offer — Significant Shareholders Lock-Up Agreements” in the Circular;

“Law” or “Laws” means all applicable laws (including common law), by-laws, rules, regulations, orders, codes, policies, notices and directions and judicial, arbitral, administrative, ministerial or departmental judgments, awards, or other requirements of any governmental, regulatory, court or other authority having jurisdiction over the applicable party;

“Letter of Acceptance and Transmittal” means the letter of acceptance and transmittal in the form printed on blue paper accompanying the Offer;

“Linedata” means Linedata Services S.A;

“Loan” has the meaning ascribed thereto in the section entitled “Source of Funds” in the Circular;

“Lock-Up Agreements” means, collectively, the Significant Shareholders Lock-Up Agreements and the VBA Lock-Up Agreement;

“Locked-Up Shareholders” means, collectively, the Significant Shareholders, Katotakis and VBA;

“Material Adverse Change” and “Material Adverse Effect” mean, respectively, with respect to any person, any change or effect that is, or could reasonably be expected to be, material and adverse to the business, operations, assets, liabilities, share capital, earnings or results of operations of the person and its subsidiaries, taken as a whole provided, however, that none of the resignation or termination of Stamos Katotakis as a director and/or senior officer of FMC, whether before or after the date of the Acquisition Agreement, the termination fee under the Linedata Acquisition Agreement becoming payable or having been paid or the entering into of a change of control agreement between FMC and Jim Colvin shall be deemed to be a Material Adverse Change in respect of, or to have a Material Adverse Effect on, FMC;

“Minimum Tender Condition” has the meaning ascribed thereto in the section entitled “Conditions of the Offer” in the Offer;

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery in the form printed on green paper accompanying the Offer;

“Notifying Significant Shareholder” has the meaning ascribed thereto in the section entitled “Agreements Relating to the Offer — Significant Shareholders Lock-Up Agreements” in the Circular;

“OBCA” means the Business Corporations Act (Ontario);

“Offeror” means 1651943 Ontario Inc; a corporation existing under and governed by the OBCA and a subsidiary of SS&C;

“Offeror’s Notice” has the meaning ascribed thereto in the section entitled “Acquisition of FMC Shares Not Deposited — Compulsory Acquisition” in the Circular;

“Offer” means the offer by the Offeror to purchase all of the outstanding FMC Shares, the terms and conditions of which are set forth in the Offer, the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery;

“Outside Date” means May 31, 2005, provided that SS&C and FMC may, upon mutual agreement, extend the Outside Date;

“OSC” means the Ontario Securities Commission;

“Policy Q-27” means the Regulation entitled Policy Statement No. Q-27 — “Protection of Minority Securityholders in the Course of Certain Transactions” of the AMF, as the same may be amended;

“Purchased Securities” has the meaning ascribed thereto in the section entitled “Manner of Acceptance — Power of Attorney” in the Offer;

“Regulations” has the meaning ascribed thereto in the section entitled “Acquisition of FMC Shares Not Deposited — Compulsory Acquisition” in the Circular;

“Response Period” has the meaning ascribed thereto in the section entitled “Agreements Relating to the Offer — Acquisition Agreement” in the Circular;

“Response Notice” has the meaning ascribed thereto in the section entitled “Agreements Relating to the Offer — Significant Shareholders Lock-Up Agreements” in the Circular;

“Rule 61-501” means OSC Rule 61-501 — Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions, as the same may be amended;

“Shareholder” means a holder of FMC Shares;

“Shareholder Agreement” means the shareholder agreement dated January 13, 1998 among Stamos Katotakis, 1066821 Ontario Inc., William Waters, William R. Waters Limited, F.M.C. Investment Services Limited and BNY Capital Corporation;

“Shareholder Rights Plan” means the Shareholder Rights Plan Agreement dated as of December 20, 2004 between FMC and Computershare Investor Services Inc., as Rights Agent;

“Significant Shareholders” means collectively, BNY Capital Corporation, William R. Waters Limited and Triax Growth Fund Inc.;

“Significant Shareholders Lock-Up Agreements” means, collectively, the BNY/Waters Lock-Up Agreement and the Katotakis Lock-Up Agreement;

“SRP Rights” means the rights issued pursuant to the Shareholder Rights Plan;

“Stock Option Plan” means FMC’s stock option plan dated May 4, 1998, as amended by FMC on December 17, 2004;

“Subsequent Acquisition Transaction” has the meaning ascribed thereto in the section entitled “Acquisition of FMC Shares Not Deposited — Subsequent Acquisition Transactions” in the Circular;

“subsidiary” means a direct or indirect subsidiary of another corporation or entity;

“Superior Proposal” means, in the context of the Acquisition Agreement, a written, unsolicited bona fide proposed Alternative Transaction proposed by a party other than SS&C for the acquisition of all of the FMC Shares (on a fully diluted basis), which the board of directors of FMC has determined, in accordance with the Acquisition Agreement, would provide consideration per FMC Share of greater value than the consideration offered under the Offer;

“Superior Proposal Notice” has the meaning ascribed thereto in the section entitled “Agreements Relating to the Offer — Significant Shareholders Lock-Up Agreements” in the Circular;

“Surrender Period” means the period of 30 days commencing on the date that the Offeror first take up FMC Shares under the Offer;

“Tax Act” means the Income Tax Act (Canada), as amended;

“Termination Notice” has the meaning ascribed thereto in the section entitled “Agreements Relating to the Offer — Significant Shareholders Lock-Up Agreements” in the Circular;

“TSX” means the Toronto Stock Exchange;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“U.S. Securities Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“Valuation Date” has the meaning ascribed thereto in the section entitled “Agreements Relating to the Offer — Significant Shareholders Lock-Up Agreements” in the Circular;

“VBA” means Van Berkom and Associates Inc.; and

“VBA Lock-Up Agreement” means the lock-up agreement dated as of February 25, 2005 between SS&C and VBA, as described in the section entitled “Agreements Relating to the Offer — VBA Lock-Up Agreement” in the Circular.

SUMMARY

     The following is a summary only and is qualified by the detailed provisions contained elsewhere in the Offer and Circular. Certain capitalized words and terms used in this summary are defined in the Definitions. Shareholders are urged to read the Offer and Circular in their entirety. All currency amounts expressed herein, unless otherwise indicated, are expressed in Canadian dollars.

The Offer

     The Offeror is offering to purchase, upon the terms and subject to the conditions described in the Offer: (i) all of the issued and outstanding Common Shares (including Common Shares which may become outstanding after the date of the Offer and prior to the Expiry Time upon the conversion of Class C Shares or upon the exercise of stock options or other rights other than the SRP Rights); and (ii) all of the issued and outstanding Class C Shares, for a price of $17.70 in cash for each FMC Share.

     The Offer is made only for the FMC Shares (which includes the associated SRP Rights attaching to the Common Shares ) and is not made for any options to purchase FMC Shares. Any holder of options to purchase FMC Shares may accept the Offer by exercising the options in order to obtain certificates representing FMC Shares and then depositing those FMC Shares under the Offer. However, on December 17, 2004, FMC amended the Stock Option Plan in connection with offers for the FMC Shares to provide that, in connection with a takeover bid for FMC Shares, all options would become immediately vested and exercisable and, in the context of the Offer, options may be surrendered to FMC in exchange for cash in an amount equal to the product of (i) the number of Common Shares issuable upon exercise of such option and (ii) $17.70 minus the exercise price per Common Share under such option. In the case of such surrender of options, a holder of options will not receive any certificate for Common Shares. Please see the section entitled “Agreements Relating to the Offer - Acquisition Agreement” in the Circular.

The Offeror

     Please see the section entitled “The Offeror” in the Circular.

Time for Acceptance

     The Offer is open for acceptance until 5:00 p.m. (Toronto time) on April 14, 2005, unless the Offer is withdrawn or extended by the Offeror. Please see the section entitled “Time for Acceptance” in the Offer.

Conditions of the Offer

     Subject to the provisions of the Acquisition Agreement and the Lock-Up Agreements, the Offeror has the right to withdraw the Offer and not take up and pay for any FMC Shares deposited under the Offer and has the right to extend the period of time during which an Offer is open and postpone taking up and paying for FMC Shares deposited under the Offer unless all of the conditions described in the section entitled “Conditions of the Offer” in the Offer are satisfied or waived by the Offeror at or prior to the Expiry Time of the Offer. Those conditions include there having been properly deposited under the Offer and not withdrawn at the Expiry Time more than 50% of the FMC Shares, on a partially diluted basis at the time FMC Shares are taken up under the Offer, i.e., including the number of Common Shares issuable upon conversion of Class C Shares, but not including Common Shares issuable under options to acquire Common Shares that are repurchased by FMC (or acquired by the Offeror under the Offer).

Recommendation of Board of Directors of FMC

     The board of directors of FMC, after consultation with its financial and legal advisors, has determined that the Offer is fair from a financial point of view to the Shareholders and that the Offer is in the best interest of the Shareholders. The board of directors of FMC has unanimously recommended that Shareholders accept the Offer.

Acquisition Agreement

     SS&C and FMC entered into the Acquisition Agreement as of February 25, 2005. The Acquisition Agreement sets forth the terms and conditions upon and subject to which the Offer is to be made by the Offeror. Pursuant to the Acquisition Agreement, FMC agreed to support the Offer by, among other things, recommending acceptance of the Offer to the Shareholders. Please see the section entitled “Agreements Relating to the Offer — Acquisition Agreement” in the Circular.

Lock-Up Agreements

     On February 25, 2005, the Locked-Up Shareholders entered into the Lock-Up Agreements with SS&C. Pursuant to the Lock-Up Agreements, the Locked-Up Shareholders, who collectively own or control 8,788,184 Common Shares (representing approximately 90.6% of the outstanding Common Shares) and 1,344,400 Class C Shares (which together with the foregoing Common Shares represent approximately 91.8% of the outstanding Common Shares on a partially diluted basis after giving effect to the conversion of the Class C Shares), have agreed to accept the Offer and to tender such FMC Shares under the Offer. Please see the section entitled “Agreements Relating to the Offer — Significant Shareholders Lock-Up Agreements” in the Circular.

Purpose of the Offer and Plans for FMC

     The purpose of the Offer is to enable the Offeror to acquire all of the FMC Shares.

     If the Offer is successful, SS&C’s plan is initially to continue to operate the business of FMC in its current manner. During this initial period, SS&C will complete a full assessment of FMC and its assets, corporate structure, operations, properties, policies, management and personnel. Following such assessment, it is possible that SS&C may consider reorganizing the corporate, legal or capital structure of FMC including amalgamating FMC with one or more other entities.

     If permitted by applicable Law, subsequent to the completion of the Offer and a Compulsory Acquisition or any Subsequent Acquisition Transaction, if necessary, the Offeror intends to delist the Common Shares from the TSX and to cause FMC to cease to be a reporting issuer under the securities Laws of each province of Canada. Please see the section entitled “Strategic Rationale for the Offer; Purpose of the Offer and Plans for FMC” in the Circular.

Manner of Acceptance

     A Shareholder wishing to accept the Offer must deposit the certificate(s) representing such Shareholder’s FMC Shares, together with the Letter of Acceptance and Transmittal (printed on blue paper) or a manually signed facsimile thereof, properly completed and duly executed, at or prior to the Expiry Time, at the offices of the Depositary specified in the Letter of Acceptance and Transmittal. Instructions are contained in the Letter of Acceptance and Transmittal that accompanies the Offer and Circular. A Shareholder wishing to accept the Offer whose FMC Shares are held in the name of a nominee should request the broker, investment dealer, bank, trust company or other nominee to deposit such Shareholder’s FMC Shares with the Depositary. A Shareholder wishing to accept the Offer and whose certificates are not immediately available or who cannot deliver the certificates and all other required documents to the Depositary at or prior to the Expiry Time may accept the Offer by following the procedures for guaranteed delivery set forth in the section entitled “Manner of Acceptance — Procedure for Guaranteed Delivery” in the Offer.

     Shareholders will not be required to pay any fee or commission if they accept the Offer by delivering their FMC Shares directly to the Depositary.

Withdrawal of Deposited FMC Shares

     FMC Shares deposited to the Offer may be withdrawn at any time if the FMC Shares have not been taken up by the Offeror and in the other circumstances discussed in the section entitled “Withdrawal of Deposited FMC

Shares” in the Offer. Except as so indicated or as otherwise required by Law, deposits of FMC Shares are irrevocable.

Payment for Deposited FMC Shares

     Upon the terms and subject to the conditions of the Offer, the Offeror will take up FMC Shares validly deposited under the Offer and not withdrawn as soon as reasonably practicable and in any event not later than ten days after the Expiry Time. The Offeror is obligated to pay for FMC Shares that it has taken up as soon as possible, and in any event not later than the earlier of three Business Days after the taking up of the FMC Shares and ten days after the Expiry Time. Any FMC Shares deposited under the Offer after the first date on which FMC Shares are taken up under the Offer will be taken up and paid for within ten days of such deposit. Please see the section entitled “Payment for Deposited FMC Shares” in the Offer.

Acquisition of FMC Shares Not Deposited

     If the conditions of the Offer are satisfied or waived and the Offeror takes up and pays for the FMC Shares validly deposited under the Offer, the Offeror currently intends to acquire any FMC Shares not deposited under the Offer by Compulsory Acquisition, if available. If a Compulsory Acquisition is not available or the Offeror elects not to pursue such right, the Offeror intends to propose a Subsequent Acquisition Transaction. Please see the section entitled “Acquisition of FMC Shares Not Deposited” in the Circular.

Certain Canadian Federal Income Tax Considerations

     Shareholders who are residents of Canada for tax purposes who hold their Common Shares as capital property and who receive cash generally will recognize a capital gain or capital loss on the disposition of their Common Shares. Please see the section entitled “Certain Canadian Federal Income Tax Considerations” in the Circular.

Depositary

     The Offeror has engaged Computershare Investor Services Inc. to act as Depositary for the receipt of certificates in respect of FMC Shares and related Letters of Acceptance and Transmittal at the offices specified in the Letter of Acceptance and Transmittal. The Depositary will also receive Notices of Guaranteed Delivery at its office specified in the Notice of Guaranteed Delivery. Please see the section entitled “Depositary” in the Circular.

OFFER

March 7, 2005

TO:      THE SHAREHOLDERS OF FINANCIAL MODELS COMPANY INC.

1. The Offer

     The Offeror hereby offers to purchase, upon the terms and subject to the conditions of the Offer, (i) all of the issued and outstanding Common Shares (including Common Shares which may become outstanding after the date of the Offer and prior to the Expiry Time upon the conversion of Class C Shares or upon the exercise of stock options or other rights other than the SRP Rights), and (ii) all of the issued and outstanding Class C Shares, for a price of $17.70 in cash for each FMC Share.

     The Offer is made only for the FMC Shares (which includes the associated SRP Rights) and is not made for any options or other rights to purchase FMC Shares. Any holder of options or other rights to purchase FMC Shares who wishes to accept the Offer must exercise such options or other rights in order to obtain certificates representing FMC Shares and then deposit those FMC Shares under the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure that FMC Shares will be available for deposit at or prior to the Expiry Time or in sufficient time to comply with the procedures referred to in the section entitled “Manner of Acceptance — Procedure for Guaranteed Delivery” in the Offer. Holders of options or other rights to purchase FMC Shares should also consult their own tax advisors for advise with respect to the potential income tax consequences to them of exercising options or other rights. However, on December 17, 2004, FMC amended the Stock Option Plan in connection with offers for the FMC Shares to provide that, in connection with a takeover bid for FMC Shares, all options would become immediately vested and exercisable and, in the context of the Offer, options may be surrendered to FMC in exchange for cash in an amount equal to the product of (i) the number of Common Shares issuable upon exercise of such option and (ii) $17.70 minus the exercise price per Common Share under such option. In the case of such surrender of options, a holder of options will not receive any certificates for Common Shares. Please see the section entitled “Agreements Relating to the Offer — Acquisition Agreement” in the Circular.

     Shareholders who have deposited their Common Shares pursuant to the Offer for the Common Shares will be deemed to have deposited any SRP Rights associated with such Common Shares. Only a nominal amount of the consideration to be paid by the Offeror for the Common Shares will be allocated to the SRP Rights. Such amounts shall be determined by the Offeror at the time the Common Shares are taken up pursuant to the Offer and will be communicated to Shareholders. No additional payment will be made for the SRP Rights.

     All currency amounts expressed herein, unless otherwise indicated, are expressed in Canadian dollars.

     The accompanying Circular, Letter of Acceptance and Transmittal and Notice of Guaranteed Delivery, which are incorporated into and form part of the Offer, contain important information which should be read carefully before making a decision with respect to the Offer.

2. Time for Acceptance

     The Offer is open for acceptance, unless withdrawn or extended at the sole discretion of the Offeror, until the Expiry Time, being 5:00 p.m. (Toronto time) on April 14, 2005. The Expiry Time may be extended at the Offeror’s discretion pursuant to the provisions of the section entitled “Extension and Variation of the Offer” in the Offer.

3. Manner of Acceptance

     Letter of Acceptance and Transmittal

     The Offer may be accepted by delivering to the Depositary at any of the offices listed in the Letter of Acceptance and Transmittal accompanying the Offer so as to arrive there not later than the Expiry Time:

(a)	the certificate(s) representing the FMC Shares in respect of which the Offer is being accepted;

(b)	a Letter of Acceptance and Transmittal (printed on blue paper) in the form accompanying the Offer or a manually signed facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Acceptance and Transmittal; and

(c)	any other document required by the instructions set out in the Letter of Acceptance and Transmittal.

     Except as otherwise provided in the instructions set out in the Letter of Acceptance and Transmittal or as may be permitted by the Offeror, the signature on the Letter of Acceptance and Transmittal must be guaranteed by an Eligible Institution. If a Letter of Acceptance and Transmittal is executed by a person other than the registered holder of the FMC Shares represented by the certificate(s) deposited therewith, then the certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel or share transfer power of attorney guaranteed by an Eligible Institution.

     In addition, FMC Shares may be deposited in compliance with the procedures set forth below for guaranteed delivery not later than the Expiry Time.

     Procedure for Guaranteed Delivery

     If a Shareholder wishes to deposit FMC Shares pursuant to the Offer and the certificates representing the FMC Shares are not immediately available or the Shareholder is not able to deliver the certificates and all other required documents to the Depositary at or prior to the Expiry Time, those FMC Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a)	the deposit is made by or through an Eligible Institution;

(b)	a Notice of Guaranteed Delivery (printed on green paper) in the form accompanying the Offer or a facsimile thereof, properly completed and duly executed, including a guarantee by an Eligible Institution in the form specified in the Notice of Guaranteed Delivery, is received by the Depositary at its office in Toronto as set out in the Notice of Guaranteed Delivery, at or prior to the Expiry Time; and

(c)	the certificate(s) representing deposited FMC Shares in proper form for transfer together with a Letter of Acceptance and Transmittal in the form accompanying the Offer or a facsimile thereof, properly completed and duly executed, with any required signature guarantees and all other documents required by the Letter of Acceptance and Transmittal, are received by the Depositary at its office in Toronto as set out in the Notice of Guaranteed Delivery at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time.

     The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by facsimile to the Depositary at its office in Toronto as set out in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Acceptance and Transmittal and accompanying FMC Share certificates to any office other than the Toronto office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.

     General

     In all cases, payment for FMC Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary of the certificate(s) representing the FMC Shares, a Letter of Acceptance and Transmittal or a manually signed facsimile thereof, properly completed and duly executed, covering those FMC Shares with the signatures guaranteed, if required, in accordance with the instructions set out in the Letter of Acceptance and Transmittal, and any other required documents.

     The method of delivery of certificates representing FMC Shares, the Letter of Acceptance and Transmittal and all other required documents is at the option and risk of the person depositing the same. The Offeror recommends that all such documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained.

     Shareholders wishing to accept the Offer whose FMC Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their FMC Shares.

     All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any FMC Shares deposited under the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any FMC Shares. There shall be no duty or obligation on the Offeror or the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer, the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery will be final and binding.

     The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out above.

     Dividends and Distributions

     Subject to the terms and conditions of the Offer, by accepting the Offer pursuant to the procedures set forth above, a Shareholder deposits, sells, assigns and transfers to the Offeror all right, title and interest: (a) in and to the FMC Shares (including the associated SRP Rights) covered by the Letter of Acceptance and Transmittal delivered to the Depositary (the “Deposited Securities”); and (b) in and to all rights and benefits arising from such Deposited Securities including any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Securities or any of them on and after the date of the Offer (other than any cash dividend, distribution or payment in respect of which a reduction in the price of the Offer is made pursuant to the provisions of the section entitled “Dividends and Distributions; Liens” in the Offer).

     Power of Attorney

     An executed Letter of Acceptance and Transmittal irrevocably appoints, effective on and after the date that the Offeror takes up and pays for the Deposited Securities covered by the Letter of Acceptance and Transmittal (which securities upon being taken up and paid for are, together with any Distributions thereon, hereinafter referred to as the “Purchased Securities”), certain officers of the Offeror in writing (each an “Appointee”) as the true and lawful agents, attorneys and attorneys-in-fact and proxies, with full power of substitution, of the depositing Shareholder. The Letter of Acceptance and Transmittal irrevocably authorizes an Appointee, effective on and after the date the Offeror takes up and pay for such Deposited Securities, in the name and on behalf of such Shareholder: (a) to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by or on behalf of FMC; (b) for so long as any Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, to vote any or all Purchased Securities, to execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities, to revoke any such instrument, authorization or consent, to designate in such instrument, authorization or consent and/or to designate in any such instruments of proxy any person or persons as the proxy of such Shareholder in respect of the Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise or any adjournment thereof, including without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of FMC; and (c) to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distribution payable to or to the order of, or endorsed in favour of, such Shareholder.

     A Shareholder accepting the Offer under the terms of the Letter of Acceptance and Transmittal revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Securities or any Distributions. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Securities or any Distributions by or on behalf of the depositing Shareholder, unless the Deposited Securities are not taken up and paid for under the Offer. A Shareholder accepting the Offer also agrees not to vote any of the Deposited Securities at any meeting (whether annual, special or otherwise or any adjournment thereof, including without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of FMC and not to exercise any of the other rights or privileges attached to the Deposited Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of all or any of the Deposited Securities, and to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Deposited Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Deposited Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

     Further Assurances

     A Shareholder accepting the Offer covenants under the terms of the Letter of Acceptance and Transmittal to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by Law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

     Depositing Shareholders’ Representations and Warranties

     The acceptance of the Offer pursuant to the procedures set forth above constitutes an agreement between a depositing Shareholder and the Offeror in accordance with the terms and conditions of the Offer. This agreement includes a representation and warranty by the depositing Shareholder that: (a) the person signing the Letter of Acceptance and Transmittal has full power and authority to deposit, sell, assign and transfer the Deposited Securities and any Distributions being deposited to the Offer; (b) the Deposited Securities and any Distributions are not subject to any trust arrangement, neither legal nor any beneficial interest in the Deposited Securities or Distributions has been deposited sold, assigned or transferred, nor has any agreement been entered into to deposit, sell, assign or transfer any legal or beneficial interest in any of the Deposited Securities or Distributions, to any other person; (c) the deposit of the Deposited Securities and Distributions complies with Laws; and (d) when the Deposited Securities and Distributions are taken up and paid for by the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

4. Conditions of the Offer

     Notwithstanding any other provision of the Offer, and subject to the provisions of the Acquisition Agreement and the Lock-Up Agreements, the Offeror will have the right to withdraw the Offer and not take up and pay for any FMC Shares deposited under the Offer, or extend the period of time during which the Offer is open for acceptance and postpone taking up and paying for any FMC Shares deposited under the Offer, unless all of the following conditions are satisfied or waived by the Offeror, at its sole discretion, at or prior to the Expiry Time:

(a)	there shall have been properly deposited under the Offer and not withdrawn at the Expiry Time more than 50% of the FMC Shares, on a partially diluted basis at the time FMC Shares are taken up under the Offer, i.e., including the number of Common Shares issuable upon conversion of Class C Shares, but not including Common Shares issuable under options to acquire Common Shares that are repurchased by FMC (or acquired by the Offeror under the Offer) (the “Minimum Tender Condition”);

(b)	FMC shall not have entered into or effectuated any agreement or transaction contrary to the provisions of the Acquisition Agreement;

(c)	the board of directors of FMC shall have recommended that Shareholders tender their FMC Shares to the Offer and shall not have withdrawn, modified or changed such recommendation;

(d)	the Acquisition Agreement shall not have been terminated by SS&C or FMC;

(e)	the Lock-Up Agreements shall not have been terminated by parties thereto who together hold more than 50% of the FMC Shares;

(f)	SS&C shall have received waivers relating to any change of control provisions in any note, bond, mortgage, indenture, licence, lease, contract, agreement or other instrument or obligation to which FMC or any of its subsidiaries is a party or by which any of them or any of their properties or assets may be bound, except such waivers the absence of which would not, in the aggregate, have a Material Adverse Effect on FMC;

(g)	there shall not be in effect or threatened as of the Expiry Time, as it may be extended, any temporary restraining order, preliminary or permanent injunction or other order or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition challenging the Offer or preventing the completion of the Offer or any of the other transactions contemplated by the Offer, and there shall be no statute, rule, regulation, order, injunction or decree enacted, entered, promulgated or enforced by any court, administrative agency or commission or other governmental authority or instrumentality which requires consent or approval or challenges, prohibits, restricts or makes illegal the consummation of any or all of the Offer, the Compulsory Acquisition or the Subsequent Acquisition Transaction;

(h)	there shall not be pending or threatened any suit, action or proceeding by any administrative agency or commission or other governmental authority or instrumentality: (i) challenging the Offer, seeking to restrain or prohibit the completion of the Offer or seeking to obtain from SS&C or FMC or their respective subsidiaries any damages that are material in relation to FMC and its subsidiaries, on a consolidated basis, or SS&C and its subsidiaries, on a consolidated basis; (ii) seeking to prohibit or limit the ownership or operation by SS&C or any of its subsidiaries of any material portion of the business or assets of FMC or SS&C or any of their respective subsidiaries or to compel FMC or SS&C or any of their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of FMC or SS&C or any of their respective subsidiaries as a result of the Offer; (iii) seeking to prohibit SS&C from effectively controlling, in any material respect, the business or operations of FMC or its subsidiaries; or (iv) which otherwise would be reasonably likely to have a Material Adverse Effect on SS&C or FMC;

(i)	there shall be no change or threatened change, on or after the date of the Offer, in the business, properties, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of FMC or any of its subsidiaries, on a consolidated basis, that, in the reasonable judgment of the Offeror, has or may have a Material Adverse Effect on FMC, and SS&C shall not have become aware of any previously undisclosed fact that, in the reasonable judgment of SS&C, has or may have a Material Adverse Effect on FMC;

(j)	SS&C shall have obtained or received all approvals, consents, clearances or waivers required to be obtained or received from any administrative agency or commission or other governmental authority or instrumentality or all applicable waiting periods under the Investment Laws shall have expired or been waived in connection with the Offer, including any Compulsory Acquisition or Subsequent Acquisition Transaction; and

(k)	there shall not have occurred or been threatened on or after the date of the Offer: (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in North America; (ii) any extraordinary or material adverse change in the financial markets or major stock exchange indices in North America or in the market price of the FMC Shares; (iii) any change in the general political, market, economic or financial conditions in North America that could, in the reasonable judgment of SS&C, have a material adverse effect upon the business, properties. assets, liabilities, capitalization, shareholders equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of FMC or any of its subsidiaries; (iv) any material change in U.S. or Canadian currency exchange rates or a suspension of, or limitation on, the markets therefor; (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in North America; (vi) any limitation (whether or not mandatory) by any government, domestic, foreign or supranational, or governmental entity on, or other event that, in the reasonable judgment of SS&C, might affect the extension of credit by banks or other lending institutions; (vii) a commencement of war or armed hostilities or other national or international calamity involving the U.S or Canada; or (viii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof.

     The conditions listed above are for the exclusive benefit of the Offeror, and the Offeror may assert them regardless of the circumstances giving rise to any of the conditions. Unless precluded from doing so by applicable Law, the Offeror may, in its sole discretion, waive any of these conditions in whole or in part, other than the Minimum Tender Condition. The determination as to whether any condition has been satisfied shall be in the Offeror’s reasonable judgment and will be final and binding. The failure by the Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any right and each right shall be deemed a continuing right that may be asserted at any time and from time to time until immediately following the Expiry Time and, as to conditions involving receipt of necessary government approvals, thereafter.

     The Offeror reserves the right to terminate the Offer on or prior to the Expiry Time if any condition to the Offer remains unsatisfied or has not been waived.

     Any waiver of a condition in respect of the Offer or the withdrawal of the Offer shall be effective upon written notice, or other communication confirmed in writing by the Offeror to that effect, to the Depositary at its principal office in Toronto. Forthwith after giving any such notice, the Offeror will make a public announcement of such waiver or withdrawal, cause the Depositary, if required by Law, as soon as practicable thereafter to notify the Shareholders in the manner set forth in the section entitled “Notices and Delivery” in the Offer and provide a copy of the aforementioned public announcement to the TSX. If the Offer is withdrawn, the Offeror shall not be obligated to take up or pay for any FMC Shares deposited under the Offer, and the Depositary will promptly return all certificates representing deposited FMC Shares, Letters of Acceptance and Transmittal, Notices of Guaranteed Delivery and related documents to the parties by whom they were deposited at the Offeror’s expense. See the section entitled “Return of Deposited FMC Shares” in the Offer.

5. Extension and Variation of the Offer

     The Offer is open for acceptance until the Expiry Time, unless the Offer is withdrawn or extended by the Offeror.

     The Offeror expressly reserves the right, in its sole discretion, at any time and from time to time during the Deposit Period or at any other time if permitted by Law, to extend the Deposit Period or vary the Offer by giving written notice, or other communication confirmed in writing, of such extension or variation to the Depositary at its principal office in Toronto, and by causing the Depositary as soon as practicable thereafter to communicate such notice to all holders of the class or classes of FMC Shares that are subject to the Offer whose FMC Shares have not been taken up prior to the extension or variation in the manner set forth in the section entitled “Notices and Delivery” in the Offer. Pursuant to the provisions of the Acquisition Agreement, SS&C has agreed not to amend or vary the terms and conditions of the Offer, except to increase the value of the consideration payable under the Offer or to extend the Expiry Time, from time to time, to a date not later than the Outside Date; provided, however, that SS&C may waive any one or more of the conditions of the Offer, in its sole discretion, except the Minimum Tender Condition.

     Pursuant to the Acquisition Agreement, SS&C has agreed that if the Minimum Tender Condition is satisfied and SS&C takes up FMC Shares under the Offer, SS&C shall, unless at least 90% of the Common Shares have been tendered to the Offer, forthwith so state in a press release and shall extend the Expiry Time by a minimum of ten days.

     The Offeror will, as soon as practicable after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation and provide a copy of the notice to the TSX. Any notice of extension or variation will be deemed to have been given and be effective at the time on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto.

     Notwithstanding the foregoing, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer, except those waived by the Offeror, have been fulfilled or complied with, unless the Offeror first takes up all FMC Shares validly deposited under the Offer and not withdrawn.

     Where the terms of the Offer are varied, the Deposit Period will not end before ten days after the notice of such variation has been given to Shareholders, unless otherwise permitted by Law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by applicable securities regulatory authorities.

     If at any time before the Expiry Time, or at any time after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, each as amended from time to time, that would reasonably be expected to affect the decision of a holder of the FMC Shares that are the subject of the Offer to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), the Offeror will give written notice of such change to the Depositary at its principal office in Toronto, and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in the section entitled “Notices and Delivery” in the Offer to all holders of such FMC Shares whose FMC Shares have not been taken up pursuant to the Offer at the date of the occurrence of the change, if required by applicable Law. The Offeror will as soon as practicable after giving notice of a change in information to the Depositary make a public announcement of the change in information and provide a copy of the public announcement to the TSX. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto.

     During any such extension or in the event of any such variation or change in information, all FMC Shares deposited and not taken up or withdrawn will remain subject to the Offer and may be taken up by the Offeror in accordance with the terms hereof, subject to the section entitled “Withdrawal of Deposited FMC Shares” in the Offer. An extension of the Deposit Period, a variation of the Offer or a change in information does not constitute a waiver by the Offeror of its rights under the section entitled “Conditions of the Offer” in the Offer.

     If the consideration being offered for the FMC Shares under the Offer is increased, the increased consideration will be paid to all depositing holders of the FMC Shares whose FMC Shares are taken up under the Offer without regard to the time at which such FMC Shares are taken up by the Offeror.

6. Withdrawal of Deposited FMC Shares

     Except as otherwise stated in this Section 6, all deposits of FMC Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable Law, any FMC Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a)	at any time before the FMC Shares have been taken up by the Offeror pursuant to the Offer;

(b)	at any time before the expiration of ten days from the date upon which either:

(i)	a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, each as amended from time to time, which change is one that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror) in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)	a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the FMC Shares under the Offer where the time for deposit is not extended for a period greater than ten days);

is mailed, delivered or otherwise properly communicated, but only if such deposited FMC Shares have not been taken up by the Offeror at the time of the notice and subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or securities regulatory authorities; or

(c)	if the FMC Shares have not been paid for by the Offeror within three Business Days after having been taken up.

     If the Offeror waives any terms or conditions of the Offer and extends the Offer in circumstances where the rights of withdrawal set forth in Section 6(b) above are applicable, the Offer shall be extended without the Offeror first taking up the FMC Shares that are subject to the rights of withdrawal.

     Withdrawals of FMC Shares deposited to the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be received by the Depositary at the place of deposit of the applicable FMC Shares within the time limits indicated above. Notice of withdrawal must: (a) be made by a method, including a manually signed facsimile transmission, that provides the Depositary with a written or printed copy; (b) be signed by the person who signed the Letter of Acceptance and Transmittal accompanying, or the Notice of Guaranteed Delivery in respect of, the FMC Shares that are to be withdrawn; and (c) specify such person’s name, the number of FMC Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the FMC Shares to be withdrawn. The withdrawal will take effect upon receipt by the Depositary of the properly completed notice of withdrawal. Any signature on the notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Acceptance and Transmittal (as described in the instructions set out in such letter), except in the case of FMC Shares deposited for the account of an Eligible Institution. None of the Offeror, the Depositary, or any other person will be under any duty to give notice of any defect or irregularity in any notice of withdrawal or shall incur any liability for failure to give such notice.

     Withdrawals may not be rescinded and any FMC Shares withdrawn will thereafter be deemed not validly deposited for purposes of the Offer. However, withdrawn FMC Shares may be redeposited at any time at or prior to the Expiry Time by again following one of the procedures described in the section entitled “Manner of Acceptance” in the Offer.

     If the Offeror is delayed in taking up or paying for FMC Shares or is unable to take up or pay for FMC Shares for any reason, then, without prejudice to the Offeror’s other rights, FMC Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section 6 or pursuant to Laws.

     In addition to the foregoing rights of withdrawal, holders of FMC Shares in certain provinces of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. Please see the section entitled “Offerees’ Statutory Rights” in the Circular.

     All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror in their sole discretion, and such determination will be final and binding.

7. Payment for Deposited FMC Shares

     Upon the terms and subject to the conditions of the Offer (including but not limited to the conditions specified in the section entitled “Conditions of the Offer” in the Offer), the Offeror will take up FMC Shares validly deposited under the Offer and not withdrawn pursuant to Section 6 of the Offer as soon as practicable, but in any event not later than ten days after the Expiry Time. The Offeror is obligated to pay for FMC Shares that it has taken up as soon as possible, and in any event not later than the earlier of three Business Days after the taking up of the FMC Shares and ten days after the Expiry Time. Any FMC Shares deposited under the Offer after the first date on which FMC Shares have been taken up by the Offeror will be taken up and paid for not later than ten days after such deposit.

     Subject to applicable Law, the Offeror expressly reserves the right in its sole discretion to delay or otherwise refrain from taking up and paying for any FMC Shares or to terminate the Offer and not take up or pay for any FMC Shares if any condition specified in the section entitled “Conditions of the Offer” in the Offer is not satisfied or waived by the Offeror by giving written notice thereof, or other communication confirmed in writing, to the Depositary at its principal office in Toronto. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for FMC Shares in order to comply, in whole or in part, with any applicable Law. The Offeror will not, however, take up and pay for any FMC Shares deposited under the Offer unless it simultaneously takes up and pay for all FMC Shares then validly deposited under the Offer and not withdrawn.

     The Offeror will be deemed to have taken up FMC Shares validly deposited under the Offer and not withdrawn if, as and when the Offeror give written notice or other communication confirmed in writing to the Depositary at its principal office in Toronto to that effect.

     The Offeror will pay for FMC Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to depositing Shareholders. Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing FMC Shares on the purchase price of FMC Shares purchased by the Offeror, regardless of any delay in making such payment. The Depositary will act as the agent of persons who have deposited FMC Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting such payment and certificates to such persons, and receipt of payment by the Depositary shall be deemed to constitute receipt thereof by persons depositing FMC Shares.

     Settlement with each Shareholder who has deposited FMC Shares under the Offer will be made by the Depositary forwarding a cheque payable in Canadian funds by first-class mail representing the cash payment for the FMC Shares taken up. Unless otherwise directed by the Letter of Transmittal, the cheque will be issued in the name of the registered holder of the FMC Shares so deposited. Unless the person depositing the FMC Shares instructs the Depositary to hold the cheque for pick-up by checking the appropriate box in the Letter of Transmittal, the cheque will be forwarded by first class mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the cheque will be sent to the address of the holder as shown on the register of Shareholders maintained by or on behalf of FMC. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

     Depositing Shareholders will not be obligated to pay any brokerage fee or commission if they accept the Offer by depositing their FMC Shares directly with the Depositary.

8. Return of Deposited FMC Shares

     If any deposited FMC Shares are not taken up and paid for pursuant to the terms and conditions of the Offer for any reason or if certificates are submitted for more FMC Shares than are deposited, certificates for FMC Shares that are not purchased will be returned at the Offeror’s expense as soon as practicable after the Expiry Time or withdrawal and early termination of the Offer, as the case may be, by sending certificates representing FMC Shares not purchased by first class mail in the name of and to the address specified by the Shareholder in the Letter of Acceptance and Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the appropriate share register maintained by or on behalf of FMC.

9. Mail Service Interruption

     Notwithstanding the provisions of the Offer, the Circular, the Letter of Acceptance and Transmittal or the Notice of Guaranteed Delivery, cheques, share certificates and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to cheques, share certificates and any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificates for FMC Shares were delivered until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror will provide notice of any determination not to mail under this Section 9 as soon as reasonably practicable after the making of such determination and in accordance with the provisions of the section entitled “Notices and Delivery” in the Offer. Notwithstanding the provisions of the section entitled “Payment for Deposited FMC Shares” in the Offer, cheques, certificates or other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been mailed on the first day upon which they are available for delivery to the depositing Shareholder at the appropriate office of the Depositary.

10. Dividends and Distributions; Liens

     If, on or after the date of the Offer, FMC should divide, combine, reclassify, consolidate, convert or otherwise change any of the FMC Shares or its capitalization, or shall disclose that it has taken any such action, then the Offeror may, in its sole discretion, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amount payable therefor) to reflect such division, combination, reclassification, consolidation, conversion or other change.

     FMC Shares acquired pursuant to the Offer shall be transferred to the Offeror free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including the right to all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the FMC Shares. If, on or after the date of the Offer, FMC should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any FMC Shares, which is or are payable or distributable to Shareholders of record on a date prior to the transfer into the name of the Offeror or its nominees or transferees on the transfer register maintained by or on behalf of FMC in respect of FMC Shares accepted for purchase pursuant to the Offer, then: (a) in the case of cash dividends, distributions or payments, the amount of the dividends, distributions or payments will be received and held by the depositing Shareholder for the account of the Offeror until the Offeror pays for such FMC Shares, and to the extent that such dividends, distributions or payments do not exceed the purchase price per Common Share payable in cash by the Offeror pursuant to the Offer, the purchase price per FMC Share payable by the Offeror pursuant to the Offer in cash will be reduced by the amount of any such dividend, distribution or payment, and (b) in the case of any such cash dividend, distribution or payment that exceeds the purchase price per FMC Share payable in cash by the Offeror pursuant to the Offer, or in the case of any non-cash dividend, distribution, payment, right or interest, the whole of any such dividend, distribution, payment, right or other interest will be received and held by the depositing Shareholder for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold the entire purchase price payable by the Offeror pursuant to the Offer or deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

11. Notices and Delivery

     Without limiting any other lawful means of giving notice, any notice to be given by the Offeror or the Depositary pursuant to the Offer will be deemed to have been properly given if it is in writing and is mailed by first class mail, postage prepaid, to registered Shareholders at their respective addresses as shown on the share registers maintained by or on behalf of FMC in respect of the FMC Shares and will be deemed to have been received on the first business day following the date of mailing. For this purpose, “business day” means any day other than a Saturday, Sunday or statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail services in Canada following mailing. Except as otherwise required or permitted by Law, in the event of any interruption of or delay in mail services following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by Law, if post offices in Canada are not open for the deposit of mail, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if: (a) it is given to the TSX for dissemination through its facilities; (b) it is published once in the national edition of The Globe and Mail or The National Post and in daily newspapers of general circulation in each of the French and English languages in the City of Montreal, Québec; or (c) it is given to the Canada News Wire Service for dissemination through its facilities.

     The Offer, the Circular and the Letter of Acceptance and Transmittal and Notice of Guaranteed Delivery will be mailed to registered holders of FMC Shares (and to registered holders of securities exercisable for or convertible into or carrying the right or obligation to acquire FMC Shares) or made in such other manner as is permitted by applicable regulatory authorities and the Offeror will use its reasonable efforts to furnish such documents to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the securityholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmission to beneficial owners of FMC Shares (and securities exercisable for or convertible into or carrying the right or obligation to acquire FMC Shares) when such list or listing is received.

     Whenever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary in the Letter of Acceptance and Transmittal or at the address listed in the Notice of Guaranteed Delivery, as applicable. Whenever the Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at that particular office.

12. Market Purchases

     The Offeror reserves the right to and may acquire or cause one of its affiliates to acquire Common Shares by making purchases through the facilities of the TSX, at any time and from time to time prior to the Expiry Time, as permitted by Law. In no event will the Offeror make any such purchases of Common Shares through the facilities of the TSX until the third Business Day following the date of the Offer. If the Offeror purchases Common Shares through the facilities of the TSX while the Offer is outstanding, the Common Shares so purchased shall be counted in any determination as to whether the Minimum Tender Condition has been fulfilled. The aggregate number of Common Shares so purchased by the Offeror through the facilities of the TSX after the date of the Offer and prior to the end of the Deposit Period will not exceed 5% of the outstanding Common Shares as of the date of the Offer and the Offeror will issue and file a news release forthwith after the close of business of the TSX on each day on which such Common Shares have been purchased. For these purposes, “the Offeror” includes the Offeror and any person or company acting jointly or in concert with the Offeror.

     Although the Offeror has no present intention to sell FMC Shares taken up under the Offer, it reserves the right, subject to applicable Laws, to make or enter into an arrangement, commitment or understanding while the Offer is outstanding to sell after the Expiry Time any FMC Shares taken up and paid for under the Offer.

13. Other Terms of the Offer

     The Offeror reserves the right to transfer to one or more of its affiliates the right to purchase all or any portion of the FMC Shares deposited to the Offer, but any such transfer will not relieve the Offeror of its obligation under the Offer and will in no way prejudice the rights of persons depositing FMC Shares to receive payment for FMC Shares validly deposited and accepted for payment pursuant to the Offer.

     No broker, dealer or other person has been authorized to give any information or to make any representation or warranty on behalf of the Offeror or any of its affiliates in connection with the Offer other than as contained in the Offer, and, if any such information, representation or warranty is given or made, it must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of the Offeror or any of its affiliates or the Depositary for the purposes of the Offer.

     The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

     The Offer is not being made to (nor will deposits of FMC Shares be accepted from or on behalf of holders of FMC Shares residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The Offeror may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of FMC Shares in any such jurisdiction.

     The Offeror, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the Offer, the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawal of FMC Shares.

     The provisions of the Definitions, the Summary, the accompanying Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery, including the instructions contained therein, form part of the terms and conditions of the Offer.

     The Offer and the accompanying Circular together constitute the take-over bid circular required under Canadian provincial securities legislation with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

DATED: March 7, 2005

1651943 ONTARIO INC.

(signed) William C. Stone
President

CIRCULAR

     This Circular is furnished in connection with the Offer dated March 7, 2005 by the Offeror to purchase, upon the terms and subject to the conditions described in the Offer: (i) all of the issued and outstanding Common Shares (including Common Shares which may become outstanding after the date of the Offer and prior to the Expiry Time upon the conversion of Class C Shares or upon the exercise of stock options or other rights other than the SRP Rights); and (ii) all of the issued and outstanding Class C Shares for a price of $17.70 in cash for each FMC Share. Shareholders should refer to the Offer for details of their terms and conditions, including details as to payment and withdrawal rights. The terms and provisions of the Offer, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Defined terms used in the Offer are used in this Circular with the same meaning unless the context otherwise requires.

     The information concerning FMC contained in the Offer and this Circular has been taken from or is based upon publicly available documents and records on file with the Canadian securities regulatory authorities, and other public sources. Although the Offeror has no knowledge that would indicate that any statements contained herein relating to FMC taken from or based upon such documents, records and sources are untrue or incomplete, neither the Offeror nor any of its officers or directors assume any responsibility for the accuracy or completeness of the information relating to FMC taken from or based upon such documents, records and sources, or for any failure by FMC to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Offeror.

1. The Offeror

     The Offeror was incorporated under the OBCA on March 4, 2005 and has not carried on any business prior to the date hereof other than matters directly related to the Offer. The Offeror is a subsidiary of SS&C. As of the date hereof, the Offeror and SS&C do not own any FMC Shares.

2. FMC

     Corporate Overview

     FMC develops, markets, implements and supports software products and services to the investment management industry. FMC’s products include multi-currency portfolio management and general ledger, portfolio modeling, portfolio measurement and attribution, trade order management, trade reconciliation and client statements. FMC’s products are sold for a one-time licence fee or on an applications service basis based on monthly fees or fees based on usage. In addition to implementation and support of FMC’s products, FMC’s services include a trade communications network and securities pricing data. FMC’s services are sold on a usage basis. In addition to housing FMC’s head office and development, FMC’s Mississauga location serves the Canadian market, as does its office in Montreal. The United States is served from offices in New York City and San Diego, Europe is served from an office in London, England, and Australia is served from an office in Sydney.

     FMC was incorporated on February 2, 1976 as 330013 Ontario Limited under the OBCA. On April 18, 1984, the name was changed to Financial Models Company Inc. On July 16, 1998, FMC listed its shares on the TSX (symbol: FMC). FMC’s registered and executive office is located at 5255 Orbitor Drive, Mississauga, Ontario, L4W 5M6 and its telephone number is (905) 629-8000.

     Authorized and Outstanding Share Capital of FMC

     FMC is authorized to issue an unlimited number of voting Common Shares and an unlimited number of non-voting Class C Shares. The Class C Shares are convertible into Common Shares at any time on a one-for-one basis at the option of the holder. FMC has represented to SS&C that as at February 16, 2005, 9,697,591 Common Shares and 1,344,400 Class C Shares were issued and outstanding and that there were no options or other rights, agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by FMC of any shares of FMC (including, without limitation, FMC Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any FMC Shares, except: (i) the right of a holder of Class C Shares to convert such Class C Shares into Common Shares on a one-for-one basis; and (ii) the rights of holders of options to exercise such options to purchase, in the aggregate, 954,598 Common Shares.

     Shareholders are entitled to receive notice of and to attend all annual and special meetings of FMC, the right to participate in any distribution of the assets of FMC on liquidation, dissolution or winding up and the right to receive dividends if, as and when declared by the board of directors of FMC. FMC has not paid any dividends on its Common Shares or Class C Shares to date and does not intend to pay regular dividends on its Common Shares in the near future.

     Price Range and Trading Volume of the Common Shares

     The following table sets forth, for the periods indicated, the reported high and low sale prices and the aggregate volume of trading of the Common Shares on the TSX:

	High	Low
Period	($)	($)	Volume
2004
February	8.15	7.50	35,132
March	8.25	7.90	33,938
April	8.00	7.75	40,450
May	7.95	7.25	169,974
June	7.30	6.80	31,956
July	7.85	7.25	19,655
August	7.85	7.85	2,925
September	8.50	7.85	3,335
October	8.51	8.00	9,649
November	9.00	8.50	800
December	12.85	7.50	35,111

2005
January	13.00	12.02	31,967
February	17.54	12.07	69,692
March (up to March 4, 2005)	17.55	17.53	78,100

Source: TSX Datalinx

     The Offer was announced on February 25, 2005. On February 24, 2005, the closing price of the Common Shares on the TSX was $16.50. The weighted average closing price of the Common Shares on the TSX for the 60 trading days ended on February 24, 2005 was $12.66. On March 4, 2005, the last trading day prior to the date of the Offer, the closing price of the Common Shares on the TSX was $17.53.

     Enclosed with the Offer, this Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery is the Director’s Circular of FMC in connection with the Offer pursuant to which the Board of Directors of FMC has unanimously recommended that Shareholders accept the Offer and tender their FMC Shares to the Offer.

3. Background to the Offer

     Information set out in this section with respect to the Background to the Offer, other than with respect to the direct involvement of SS&C, is based solely on information provided by FMC and/or matters set forth in the Directors’ Circular enclosed herewith.

     During the summer and autumn of 2004, representatives of FMC and Linedata held numerous discussions with respect to a proposed business combination in which Linedata would acquire 100% of the FMC Shares for consideration consisting of Linedata shares and cash, subject to certain terms and conditions (the “Linedata Offer”).

     On December 8, 2004, BNY Capital Corporation (“BNY”) and Dr. William Waters, holding directly or indirectly approximately 42% of the outstanding FMC Shares, gave notice to Stamos D. Katotakis, FMC’s President and Chief Executive Officer, that they intended to sell their FMC Shares to Linedata at a price of at least $12.20 per share (the “Selling Notices”). The Selling Notices were given under the terms of the Shareholder Agreement, which provided each shareholder with a right of first offer if other shareholders desired to sell their FMC Shares. Under the Shareholder Agreement, Mr. Katotakis had until December 29, 2004 to accept the Selling Notices and agree to purchase the FMC Shares at the specified price. Failing that, the selling shareholders would have a 60-day period during which they would be entitled to sell their FMC Shares to a third party at a price no lower than the price specified in the Selling Notices.

     During December 2004, following Mr. Katotakis’ receipt of the Selling Notices, Mr. Katotakis had a number of discussions with William C. Stone, SS&C’s Chairman of the Board and Chief Executive Officer, regarding a proposed transaction in which SS&C would finance Mr. Katotakis in his contemplated acquisition of all of the outstanding FMC Shares, including the FMC Shares held directly or indirectly by BNY and Dr. Waters, at a purchase price of $12.20 per share. On December 16, 2004, Mr. Stone flew to Toronto to meet with Mr. Katotakis and to negotiate the structure of a financing arrangement. Under the proposal, SS&C would enter into a binding commitment with Mr. Katotakis to fund his acquisition of FMC Shares and, in exchange therefor, would receive a note from Mr. Katotakis that would be ultimately convertible into FMC Shares. Upon consummation of the proposed transaction, FMC would become a private company owned jointly by SS&C and Mr. Katotakis.

     On December 20, 2004, FMC announced that it had entered into an acquisition agreement with Linedata (the “Linedata Acquisition Agreement”) and that the Board of Directors of FMC had determined to recommend that the Shareholders tender their FMC Shares to the Linedata Offer. In its announcement, FMC stated that the implied value of the Linedata Offer, which consisted of Linedata shares and cash, was $12.76 per FMC Share as of December 20, 2004.

     On December 22, 2004, the Board of Directors of SS&C met with SS&C’s legal and financial advisors to review the terms of the proposed financing arrangement with Mr. Katotakis and authorized SS&C to enter into the proposed transaction.

     On December 23, 2004, Mr. Katotakis informed Mr. Stone that he had decided to obtain funding from ABRY Mezzanine Partners, L.P. in connection with his acquisition of FMC Shares.

     On December 29, 2004, Mr. Katotakis accepted the Selling Notices that had been delivered to him under the Shareholder Agreement and agreed to purchase the FMC Shares owned by BNY and Dr. Waters at a price of $12.20 per share in cash. On the same day, Mr. Katotakis published notice of his offer to purchase all of the outstanding FMC Shares for a purchase price of $12.20 in cash, subject to certain terms and conditions (the “Katotakis Offer”).

     During early January 2005, the management of SS&C held a number of discussions with SS&C’s financial and legal advisors regarding a potential take-over bid to acquire all of the outstanding FMC Shares.

     On January 4, 2005, the Board of Directors of SS&C met, discussed the latest developments regarding FMC, the Linedata Offer and the Katotakis Offer, and authorized SS&C to approach FMC regarding a potential acquisition of all of the outstanding FMC Shares.

     On January 5, 2005, SS&C delivered a letter (the “January 5th Letter”) to the Special Committee of the FMC Board of Directors (the “FMC Special Committee”) in which it expressed interest in purchasing all of the outstanding FMC Shares pursuant to an all-cash take-over bid at a purchase price of $15.00 per share, subject to terms and conditions substantially similar to those of the Linedata Offer (other than price and form of consideration).

     On January 7, 2005, SS&C’s legal advisors provided copies of the January 5th Letter to the Significant Shareholders, who were parties to a lock-up agreement with Linedata in which they agreed to tender their FMC Shares to the Linedata Offer, subject to the receipt of a “superior proposal” (as defined therein). During January

2005, following delivery of the January 5th Letter, the legal advisors to SS&C and FMC held discussions regarding the execution of a confidentiality agreement between SS&C and FMC, but did not reach an agreement.

     During January and February 2005, FMC, Linedata and certain of the Shareholders, including Katotakis, were engaged in litigation before the Ontario Superior Court and the Court of Appeal for Ontario relating to the Linedata Offer, the Katotakis Offer and the obligations of the respective parties under the Shareholder Agreement and the Linedata lock-up agreements, and the FMC Special Committee had made an application regarding the Katotakis Offer to the OSC. During this period the expiry dates of the Linedata Offer and the Katotakis Offer were extended to February 25 and March 2, 2005, respectively, and Linedata increased the consideration under the Linedata Offer. In an announcement dated January 20, 2005, FMC reported that the implied value for the revised Linedata Offer, which consisted of cash and Linedata shares, was $14.67 per FMC Share as of January 18, 2005.

     On February 14, 2005, the Board of Directors of SS&C authorized an increase in the maximum purchase price in connection with a take-over bid proposal for the FMC Shares.

     On February 15, 2005, SS&C delivered a letter (the “February 15th Letter”) to the FMC Special Committee in which SS&C proposed to make an offer to acquire all of the FMC Shares in an all-cash take-over bid at a purchase price of $17.70 per share, representing a premium in excess of 20% of the Linedata Offer. In the February 15th Letter, SS&C proposed to enter into an acquisition agreement that would contain substantially the same representations, conditions and other provisions (other than price and form of consideration) as the Linedata Acquisition Agreement. On February 15 and 16, 2005, SS&C’s legal advisors provided copies of the February 15th Letter to the Significant Shareholders and VBA.

     On February 16, 2005, SS&C entered into a confidentiality agreement with FMC and SS&C’s legal advisors provided a draft Acquisition Agreement and a draft Lock-Up Agreement to FMC’s counsel.

     On February 17, 2005, the Board of Directors of SS&C reviewed the terms of the Acquisition Agreement and the Lock-Up Agreements and reconfirmed its support of the $17.70 offer price. On the same day, FMC issued a press release stating that it had received a non-binding proposal from SS&C for an all-cash offer of $17.70 per share. FMC also announced that, pursuant to the Linedata Acquisition Agreement, the Board of Directors of FMC had given notice to Linedata that FMC had received a “superior proposal” (as defined in the Linedata Acquisition Agreement) that FMC was prepared to accept, subject to Linedata’s right to match such superior proposal. FMC also announced that it had been advised that the Significant Shareholders and VBA had provided a similar notice to Linedata pursuant to their respective lock-up agreements with Linedata. Under the Linedata Acquisition Agreement and the Linedata lock-up agreements, Linedata had to indicate if it would match the superior proposal by the close of business on February 24, 2005.

     On February 17, 2005, SS&C issued a press release confirming that it had submitted a non-binding proposal to FMC to acquire all of the FMC Shares in an all-cash take-over bid at an offer price of $17.70 per share.

     On February 21, 2005, Mr. Katotakis issued a press release announcing his intention to tender all of the FMC Shares owned by him directly or through companies he controls to the Offer.

     From February 18 through 24, 2005, representatives of SS&C, together with SS&C’s legal and financial advisors, conducted a due diligence review of the documents in FMC’s “data room” and met with a number of FMC’s officers and other personnel. During this period, the legal advisors to FMC, SS&C and certain of the Shareholders negotiated the terms and conditions of the Acquisition Agreement and the Lock-Up Agreements.

     During the afternoon of February 24, 2005, the Board of Directors of SS&C held a meeting to discuss the Offer. At the meeting, SS&C’s legal advisors reviewed the terms and conditions of the Acquisition Agreement and the Lock-Up Agreements, as well as the fiduciary duties of the directors. Following the meeting, SS&C’s legal advisors circulated signature pages (executed by SS&C) to the Acquisition Agreement and the Lock-Up Agreements to the respective parties thereto.

     On February 25, 2005, the Acquisition Agreement and the Lock-Up Agreements were executed by the parties thereto (other than SS&C), and the delivery of such fully executed documents was authorized by all parties.

After execution and delivery of the documents, FMC issued a press release announcing that its Board of Directors had withdrawn its previously announced recommendation in favor of the Linedata Offer, unanimously approved FMC entering into the Acquisition Agreement and recommended that Shareholders tender their FMC Shares to the Offer. FMC also announced that it had terminated the Linedata Acquisition Agreement and that the Shareholders that were parties to lock-up agreements with Linedata had also terminated such lock-up agreements. As a result of the termination of the Linedata Acquisition Agreement, Linedata has been paid a termination fee of $6 million by FMC.

     On February 25, 2005, Linedata announced that it was abandoning its bid for the FMC Shares, and SS&C and FMC issued press releases announcing the execution of the Acquisition Agreement and the Lock-Up Agreements.

4. Agreements Relating to the Offer

     Acquisition Agreement

     The Acquisition Agreement sets forth, among other things, the terms and conditions upon and subject to which the Offer is to be made by the Offeror. The following is a summary of the principal terms of the Acquisition Agreement.

     The Offer: SS&C agreed to make the Offer, in accordance with the Acquisition Agreement and applicable securities Laws, as soon as practicable after the date of the Acquisition Agreement, and in any event, no later than March 9, 2005 or such later date to which FMC may consent at the request of SS&C, which consent will not be unreasonably withheld. Pursuant to the Acquisition Agreement, SS&C has the right to cause an affiliate to make the Offer, provided that SS&C remains liable for any breach or default in performance of the Acquisition Agreement by the affiliate.

     The only conditions to which the Offer is subject are those described in Section 4 of the Offer. SS&C has agreed that if the Minimum Tender Condition is satisfied and SS&C takes up FMC Shares under the Offer, SS&C shall forthwith so state in a press release and shall, unless at least 90% of the FMC Shares have been tendered to the Offer, extend the Expiry Time by a minimum of 10 days.

     Amendment and Waiver: The Acquisition Agreement provides that SS&C will not amend or vary the terms and conditions of the Offer, except to increase the value of the consideration payable thereunder or to extend the Expiry Time, from time to time, to a date no later than the Outside Date; provided however, that SS&C may waive any one or more of the conditions of the Offer, in its sole discretion, except the Minimum Tender Condition.

     Support for the Offer: The Acquisition Agreement provides that the Directors’ Circular will contain a recommendation by at least a majority of the board of directors of FMC that the Shareholders should accept the Offer and tender their FMC Shares in acceptance of the Offer. Except as expressly permitted under the Acquisition Agreement, such recommendation in the Directors’ Circular may not be withdrawn, varied or otherwise amended.

     Nothing in the Acquisition Agreement prohibits the board of directors of FMC from changing its recommendation in favour of the Offer if the board of directors of FMC determines that a Superior Proposal exists that SS&C has failed to match.

     Ability to Respond to Superior Proposal: FMC may accept, approve or recommend or enter into an agreement, understanding or arrangement to proceed with a Superior Proposal but only if, among other things: (i) the board of directors of FMC has determined, by formal resolution passed by the board of directors after having received financial advice from FMC’s financial advisors and legal advice (including advice as to their fiduciary duties in the circumstances) from FMC’s outside legal advisers, that the unsolicited, bona fide, written Acquisition Proposal is a Superior Proposal, and has provided SS&C with a copy of the Superior Proposal; and (ii) a period (the “Response Period”) of five business days shall have elapsed from the date on which SS&C received written notice from the board of directors of FMC that the board of directors of FMC determined to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal.

     The Acquisition Agreement provides that during the Response Period, SS&C will have the right, but not the obligation, to offer to amend the terms of the Offer. The board of directors of FMC will review any such proposal by SS&C to amend the terms of the Offer, including, without limitation, an increase in, or modification of, the consideration to be received by the Shareholders, to determine whether the Acquisition Proposal to which SS&C is responding would be a Superior Proposal when assessed against the Offer as it is proposed by SS&C to be amended. If the board of directors of FMC does not so determine, the board of directors of FMC will promptly reaffirm its recommendation of the Offer. If the board of directors of FMC does so determine, FMC may approve, recommend, accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

     Outstanding Stock Options: On December 17, 2004, FMC amended the Stock Option Plan in connection with offers for the FMC Shares to provide that, in connection with a takeover bid for FMC Shares, all options would become immediately vested and exercisable and, in the context of the Offer, options may be surrendered to FMC in exchange for cash in an amount equal to the product of (i) the number of Common Shares issuable upon exercise of such option and (ii) $17.70 minus the exercise price per Common Share under such option. In the case of such surrender of options, a holder of options will not receive any certificate for Common Shares. FMC will give prompt written notice to holders of options to purchase Common Shares of the procedures to surrender their options.

     SS&C’s Representations and Warranties: SS&C made representations and warranties to FMC relating to, among other things: (i) due organization and qualification; (ii) authorization, execution, delivery and enforceability of the Acquisition Agreement; (iii) non-contravention of constating documents, material contracts, laws or rulings; (iv) absence of litigation; (v) tax matters; (vi) completeness and accuracy of SS&C’s public disclosure documents; (vii) absence of any Material Adverse Change; (viii) availability of funds to pay the aggregate cash purchase price under the Offer; and (ix) absence of any agreement, understanding, or commitment with any shareholder that constitutes a collateral benefit. Certain of such representations and warranties are subject to certain exceptions and to materiality qualifications. Such representations and warranties shall terminate upon the completion of the Offer or upon termination of the Acquisition Agreement.

     FMC’s Representations and Warranties: FMC made representations and warranties to SS&C relating to, among other things: (i) due organization and qualification; (ii) authorization, execution, delivery and enforceability of the Acquisition Agreement; (iii) non-contravention of constating documents, material contracts, laws or rulings; (iv) absence of litigation; (v) tax matters; (vi) capitalization; (vii) completeness and accuracy of FMC’s public disclosure documents; (viii) absence of any Material Adverse Change; (ix) conduct of its business in the ordinary course since February 29, 2004; (x) absence of advisory and other fees; (xi) absence of change of control provisions in its material agreements; and (xii) U.S. matters. Certain of such representations and warranties are subject to certain exceptions and to materiality qualifications. Such representations and warranties shall terminate upon the completion of the Offer or upon termination of the Acquisition Agreement.

     Conduct of Business by FMC: FMC has agreed, during the term of the Acquisition Agreement, subject to certain exceptions, that: (i) the business of FMC and its subsidiaries will be conducted only in, and FMC and its subsidiaries will not take any action except in, the usual and ordinary course of business and consistent with past practice, and FMC will use its reasonable commercial efforts to maintain and preserve its and its subsidiaries’ business organization, assets, employees and advantageous business relationships except where the failure to do so would not have a Material Adverse Effect on FMC, or impair the ability of FMC to comply with its covenants set out in the Acquisition Agreement; and (ii) FMC will not, and will not permit any of its subsidiaries to, among other things, (A) amend its articles or by-laws or the charter or by-laws of any of its subsidiaries, (B) declare or pay dividends or other distributions, (C) issue or sell any securities, (D) redeem, purchase or otherwise acquire any of its outstanding securities (other than repurchasing the outstanding options to purchase Common Shares as described above), (E) split, combine or reclassify any of its shares, (F) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of FMC, (G) sell or encumber any assets of FMC or any of its subsidiaries, (H) acquire any corporation, partnership or other business organization or make any investment, (I) incur any indebtedness or other material liability or obligation, (J) pay, discharge or satisfy any material claims, liabilities or obligations, (K) authorize any release of any material contract right, (L) waive, release, grant or transfer any rights of value or modify any existing licence, lease, contract or other document, (M) grant to any officer, director or employee any increase in compensation, or (N) adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of employees.

     Termination of the Acquisition Agreement: The Acquisition Agreement may be terminated, by written notice promptly given to the other party to the Acquisition Agreement, at any time prior to the time SS&C first takes up and pays for FMC Shares under the Offer:

(a)	subject to securities Laws, by either SS&C or FMC, if SS&C shall not have taken up and paid for FMC Shares under the Offer on or before the Outside Date, unless the reason for SS&C not so taking up and paying for the FMC Shares is due to the failure of the party seeking to terminate the Acquisition Agreement to perform any of the obligations under the Acquisition Agreement required to be performed by such party;

(b)	by SS&C, if the Offer terminates or expires at the Expiry Time without SS&C taking up and paying for any FMC Shares due to the non-satisfaction of any condition set forth in the Offer that has not been waived;

(c)	by either SS&C or FMC, if the board of directors of FMC withdraws, modifies or changes its recommendation concerning the Offer;

(d)	by either SS&C or FMC, if the board of directors of FMC approves, recommends or accepts, or enters into any agreement other than a confidentiality agreement in respect of, a Superior Proposal; or

(e)	by either SS&C or FMC, if the other such party shall not have complied in all material respects with such other party’s covenants and obligations under the Acquisition Agreement to be complied with at or prior to the Expiry Time, or if any of the representations and warranties of such other party under the Acquisition Agreement is not true and correct in all material respects.

     Termination Fee. FMC has agreed to pay to SS&C a termination fee of $6 million if any of the following events occur:

(a)	termination of the Acquisition Agreement pursuant to item (c) above, where the reason for the termination is a change in the recommendation of the board of directors of FMC because of a Superior Proposal that SS&C has declined to match;

(b)	termination of the Acquisition Agreement pursuant to item (d) above;

(c)	the acquisition prior to the Expiry Time of FMC Shares by any person (other than Katotakis or any person controlled by Katotakis) or by any group of persons acting jointly or in concert (other than Katotakis or any person controlled by Katotakis) if, as a result of such acquisition, such person or group would beneficially own or exercise control or direction over 50% or more of the FMC Shares then outstanding; or

(d)	the occurrence, on or before May 31, 2005, of:

(i)	any person (other than Katotakis or any person controlled by Katotakis) having or acquiring beneficial ownership of, or control or direction over, 50% or more of the FMC Shares then outstanding; or

(ii)	an announcement of any agreement or proposal that, if completed, results in such ownership, provided that the result contemplated by such agreement or proposal is completed either before or after May 31, 2005.

     The Acquisition Agreement provides that in the event that Katotakis or any person controlled by Katotakis is permitted to purchase certain FMC Shares under the Shareholder Agreement and/or acquires FMC Shares under the offer made by Katotakis on December 29, 2004 resulting in Katotakis having or acquiring beneficial ownership of, or control or direction over 50% or more of the FMC Shares then outstanding, and Katotakis or any such person does not tender such number of FMC Shares to the Offer prior to the Expiry Time as, when added to the number of FMC Shares tendered to the Offer by the other holders of FMC Shares, shall equal more than 50% of the FMC

Shares, the $6 million termination fee shall not be payable and instead, FMC shall pay to SS&C forthwith $3.5 million. On February 23, 2005, the Ontario Court of Appeal dismissed an appeal by Katotakis which sought to enforce Katotakis’ rights under the Shareholder Agreement and on February 25, 2005, Katotakis entered into the Katotakis Lock-Up Agreement with SS&C.

     “No-Shop” Obligation of FMC: Subject to the provisions of the Acquisition Agreement, FMC has agreed not to, directly or indirectly: (i) solicit, initiate, encourage or facilitate (including by way of furnishing non-public information) any inquiries or proposals regarding any Alternative Transaction; (ii) participate in any discussions or negotiations regarding any Alternative Transaction; (iii) approve or recommend any Alternative Transaction; or (iv) accept, support or enter into any agreement, arrangement or understanding related to any Alternative Transaction.

     Directors: FMC has agreed that if the Minimum Tender Condition is satisfied and SS&C takes up and pays for FMC Shares under the Offer, at SS&C’s request, FMC will use its reasonable efforts to cause a number of the directors of FMC to be replaced forthwith by nominees of SS&C and/or the number of directors increased with the increased directors to be nominees of SS&C, so that at least a majority of the directors of FMC (and as nearly as may be the number of directors proportionate to SS&C’s proportionate ownership of FMC Shares) will be nominees of SS&C. SS&C will specify the individual FMC directors who will be replaced by SS&C’s nominees.

     Significant Shareholders Lock-Up Agreements

     On February 25, 2005, the Significant Shareholders and Katotakis entered into the Significant Shareholders Lock-Up Agreements with SS&C pursuant to which the Significant Shareholders and Katotakis represented that, on such date, they were the beneficial owners of an aggregate of 8,046,084 Common Shares and 1,344,400 Class C Shares and agreed to accept the Offer and to tender all of their FMC Shares under the Offer. The following is a summary of the principal terms of the Significant Shareholders Lock-Up Agreements.

     The Offer: SS&C agreed to make the Offer on the terms and conditions set forth in the Acquisition Agreement.

     Agreement to Deposit: Subject to any restrictions and rights of others under the Shareholder Agreement, each Significant Shareholder severally, and not jointly and severally, agreed in favour of SS&C and each other Significant Shareholder, and Katotakis severally, and not jointly and severally, agreed in favor of SS&C, on or before the tenth business day following the mailing of the Offer and Circular to the Shareholders, to cause all of such Significant Shareholder’s and Katotakis’ FMC Shares to be validly tendered in valid acceptance of the Offer, and to not withdraw such FMC Shares from the Offer except as expressly otherwise provided in the Significant Shareholders Lock-Up Agreements.

     Covenants of Significant Shareholders and Katotakis : Subject to any restrictions and rights of others under the Shareholder Agreement, each Significant Shareholder, severally and not jointly and severally, covenanted and agreed in favour of SS&C and Katotakis, severally and not jointly and severally, covenanted and agreed in favour of SS&C, from the date of the Significant Shareholders Lock-Up Agreements until the earlier of the Expiry Time and the termination of the Significant Shareholders Lock-Up Agreements, to: (i) not directly or indirectly solicit, initiate, assist or knowingly encourage the initiation, continuation, or completion of a potential Acquisition Proposal; (ii) immediately cease any existing discussions or negotiations that the Significant Shareholder or Katotakis may be having with any parties (other than SS&C) with respect to any potential Acquisition Proposal; (iii) promptly notify and provide to SS&C a copy of any Acquisition Proposal proposed to the Significant Shareholder or Katotakis after the date of the Significant Shareholders Lock-Up Agreements, and any amendments to such an Acquisition Proposal, and a description of the material terms and conditions of any proposed Acquisition Proposal, and provide such details of the proposed Acquisition Proposal, inquiry or contact as SS&C may require, including the identity of the person proposing such Acquisition Proposal, inquiry or contact and attach copies of all letters, agreements and other documentation in respect of such proposed Acquisition Proposal; provided that the foregoing obligations shall be limited by any confidentiality obligations of the Significant Shareholder and Katotakis to the person who proposed the relevant Acquisition Proposal; (iv) not option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey any of the Significant Shareholder’s or Katotakis’ FMC Shares, or any right or interest therein (legal or equitable), to any person or group or agree to do any of the foregoing (provided, in respect of the Katotakis Lock-Up Agreement, that transfers between and among the parties forming part of Katotakis (as defined herein) and associates, are permitted, if all of the FMC Shares are held by the parties forming part of Katotakis as defined herein, and all such associates who are not parties to the Katotakis Lock-Up Agreement, agree in writing to be bound as parties by the provision of the Katotakis Lock-Up Agreement); (v) not grant or agree to grant any proxy or other right to vote the Significant Shareholder’s or Katotakis’ FMC Shares, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approval of any kind as to the Significant Shareholder’s or Katotakis’ FMC Shares; (vi) not take any other action of any kind which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the Offer and the other transactions contemplated by the Acquisition Agreement; (vii) not tender or vote any of the Significant Shareholders or Katotakis’ FMC Shares in favour of any Acquisition Proposal; (viii) vote or cause to be voted any of the Significant Shareholder’s or Katotakis’ FMC Shares against any proposed action by FMC or the Shareholders or affiliates or any other person: (A) in furtherance of any Acquisition Proposals; (B) which might reasonably be regarded as likely to prevent or delay the successful completion of the Offer or the other transactions contemplated by the Acquisition Agreement and the Significant Shareholders Lock-Up Agreements; or (C) without limiting the generality of the foregoing, any resolution to remove or change any of the directors of FMC except with the prior written consent of SS&C; (ix) use all commercially reasonable efforts in its capacity as a holder of FMC Shares to assist FMC and SS&C to successfully complete the Offer and the other transactions contemplated by the Acquisition Agreement and the Significant Shareholders Lock-Up Agreements; (x) not purchase or obtain or enter into any agreement or right to purchase any additional FMC Shares or any other securities of FMC from and including the date of the Significant Shareholders Lock-Up Agreements until the termination of the Significant Shareholders Lock-Up Agreements; and (xi) except in the case of the Katotakis Lock-Up Agreement, not, without the prior written consent of SS&C, make any representation to any sales representative or employee of FMC or any of its affiliates as to incentive plans, retention plans or any other compensation or services that may be offered to such person prior to or following completion of the Offer or any of the other transactions contemplated by the Acquisition Agreement.

     Covenants of SS&C: SS&C covenanted and irrevocably agreed in favour of each Significant Shareholder and Katotakis, from the date of the Significant Shareholders Lock-Up Agreements until the earlier of the Expiry Time and the termination of the Significant Shareholders Lock-Up Agreements, to: (i) not amend or waive any provision under the Acquisition Agreement to provide for lesser consideration per FMC Share under the Offer or in any respect that is material and adverse to the interests of the Significant Shareholders or Katotakis without the prior written consent of each of the Significant Shareholders or Katotakis, as the case may be, such consent not to be unreasonably withheld; provided that SS&C may, in its sole discretion, amend the terms of the Offer to: (A) increase the consideration (or the value of the consideration) offered under the Offer; (B) extend the Expiry Time from time to time in accordance with applicable securities Laws to a date not later than the Outside Date; or (C) waive any condition of the Offer; (ii) make the Offer as soon as practicable after the date of the Significant Shareholders Lock-Up Agreements, and in any event not later than 15 business days following the date that SS&C receives the list of Shareholders as contemplated by the Acquisition Agreement; (iii) not amend or waive any provision under the VBA Lock-Up Agreement such that the VBA Lock-Up Agreement is more favourable to VBA and its clients without the prior written consent of each of the Significant Shareholders (in the case of the BNY/Waters Lock-Up Agreement) or Katotakis (in the case of the Katotakis Lock-Up Agreement), such consent not to be unreasonably withheld, and will give prompt written notice to each of the Significant Shareholders (in the case of the BNY/Waters Lock-Up Agreement) or Katotakis (in the case of the Katotakis Lock-Up Agreement) of any termination of the VBA Lock-Up Agreement; and (iv) only in the case of the Katotakis Lock-Up Agreement, not amend or waive any provision under the BNY/Waters Lock-Up Agreement such that the BNY/Waters Lock-Up Agreement is more favourable to the Significant Shareholders without the prior written consent of Katotakis, such consent not to be unreasonably withheld, and will give prompt written notice to Katotakis of any termination of the BNY/Waters Lock-Up Agreement.

     Significant Shareholders’ and Katotakis Representations and Warranties: Each Significant Shareholder, severally and not jointly and severally, and Katotakis, severally and not jointly and severally, made representations and warranties to SS&C, which are subject to certain exceptions, including, without limitation, representations and warranties as to: (i) due organization and authorization, execution, delivery and enforceability of the Significant Shareholders Lock-Up Agreements; (ii) ownership and exclusive right to dispose of their FMC Shares and non-contravention of constating documents, contracts, laws or rulings; (iii) no existing rights to purchase their FMC Shares; (iv) no proxy, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals; (v) no required consents, waivers, approvals, authorizations, exemptions, registrations, licences or declarations; (vi) residency; (vii) no legal proceedings against the Significant Shareholder or Katotakis; (viii) except in the case of the Katotakis Lock-Up Agreement, no non-arm’s length transactions; (ix) except in the case of the Katotakis Lock-Up Agreement, no loans outstanding; (x) except in the case of the Katotakis Lock-Up Agreement, that the lock-up agreement entered into by the Significant Shareholders with Linedata on December 20, 2004 has been terminated and that the Significant Shareholders are no longer bound by such agreement. Generally, the representations and warranties of each of the Significant Shareholders and Katotakis will survive for a period of one year after the Expiry Time.

     SS&C’s Representations and Warranties: SS&C made the same representations and warranties as those made by it in the Acquisition Agreement together with representations and warranties as to the due authorization, execution, delivery and enforceability of the Significant Shareholders Lock-Up Agreements. Generally, the representations and warranties of SS&C will survive for a period of one year after the Expiry Time.

     Withdrawal of Significant Shareholders’ FMC Shares to Gift to Charity: SS&C has agreed that with its consent, which consent may be unreasonably withheld, William R. Waters Limited shall have the right to withdraw a portion of the FMC Shares tendered to the Offer for the purpose of gifting such shares to various charities provided that: (i) a consent to such gift is obtained pursuant to the Shareholder Agreement; (ii) a waiver of rights under the Shareholder Agreement is obtained; and (iii) SS&C is satisfied, acting reasonably, that such withdrawal will not affect its ability to satisfy the Minimum Tender Condition under the Offer.

     Superior Proposals: If a Significant Shareholder determines that an Acquisition Proposal may be a “Superior Proposal” (as such term is defined in the Lock-Up Agreements), such Significant Shareholder shall so notify the other Significant Shareholders forthwith and the Significant Shareholders shall use their commercially reasonable efforts to consult with each other with a view to reaching agreement among all Significant Shareholders concerning the relevant Acquisition Proposal. In the Lock-Up Agreements, “Superior Proposal” means a written, unsolicited bona fide Acquisition Proposal for the acquisition of all of the FMC Shares (on a fully-diluted basis), in respect of which a Locked-Up Shareholder has determined, acting reasonably and in good faith, that: (i) any required financing has been demonstrated to be reasonably likely to be obtained; and (ii) the proposed Acquisition Proposal is reasonably capable of being completed (taking into account all legal, financial, regulatory and other aspects of such proposed Acquisition Proposal and the party making such proposed Acquisition Proposal); and (iii) the proposed Acquisition Proposal would provide consideration per FMC Share having a value greater than 120% of the value of the consideration per FMC Share under the Offer, determined in accordance with each of the Lock-Up Agreements. If, following such efforts, a Significant Shareholder or Katotakis determines that such Acquisition Proposal may be a Superior Proposal, such Significant Shareholder or Katotakis (the “Notifying Significant Shareholder”) shall give written notice of such determination (“Superior Proposal Notice”) to SS&C and each other Significant Shareholder forthwith after such determination. SS&C shall have a period of five business days following receipt of any such Notice within which to deliver to the Notifying Significant Shareholder and each other Significant Shareholder and Katotakis a written proposal describing proposed amendments to the terms of the Offer (a “Response Notice”). The Notifying Significant Shareholder shall review the Response Notice and shall determine, within two business days following receipt of the Response Notice, whether the value of the Offer (amended as proposed in the Response Notice) is at least equal to the value of the Acquisition Proposal referred to in the Superior Proposal Notice, and shall give prompt written notice of such determination (the “Determination Notice”) to SS&C and each other Significant Shareholder forthwith. If the Determination Notice states that the value of the Offer (amended as proposed in the Response Notice) is at least equal to the value of the Acquisition Proposal referred to in the Superior Proposal Notice, then the Acquisition Proposal referred to in the Superior Proposal Notice shall, for the purposes of that Significant Shareholder or Katotakis, be deemed not to be a Superior Proposal; if the Determination Notice does not so state, or if SS&C fails to deliver a Response Notice within the time prescribed above, then such Acquisition Proposal shall be deemed to be a Superior Proposal and the Notifying Significant Shareholder shall be entitled to deliver to SS&C a written notice terminating the applicable Significant Shareholders Lock-Up Agreement (a “Termination Notice”).

     In determining whether any Acquisition Proposal is a Superior Proposal, each Significant Shareholder and Katotakis shall determine the value of the Offer and the value of each Acquisition Proposal in accordance with the following rules: (i) the value of the Offer and each Acquisition Proposal shall be determined as at the same date (a “Valuation Date”); (ii) the values of the Offer and each Acquisition Proposal shall be expressed as amounts in Canadian dollars; (iii) the value of any non-cash consideration shall be determined by the Significant Shareholders and Katotakis reasonably and in good faith, provided that securities of any class that are listed on a stock exchange or quoted on NASDAQ or a similar quotation system shall be deemed to have a value, on any Valuation Date, equal to the simple average of the closing prices of such securities on such exchange or system on the 20 trading days immediately prior to the Valuation Date; and (iv) if the consideration under an Acquisition Proposal includes cash denominated in a currency, or if the trading prices for any securities referred to above are quoted in a currency, other than Canadian dollars, the value of such cash or securities shall be determined based on the average of the relevant exchange rates of such currency into Canadian dollars for the 20 business days immediately preceding the Valuation Date, as quoted by Royal Bank of Canada.

     Termination of Significant Shareholders Lock-Up Agreements: The Significant Shareholders Lock-Up Agreements may be terminated:

(a)	by SS&C, when not in material default in the performance of its obligations under the Significant Shareholders Lock-Up Agreements, by written notice to the Significant Shareholders or Katotakis if: (i) any of the representations and warranties of any Significant Shareholder or Katotakis in the Significant Shareholders Lock-Up Agreements are not true and correct in all material respects; or (ii) any Significant Shareholder or Katotakis has not complied with its covenants to SS&C contained in the Significant Shareholders Lock-Up Agreements;

(b)	by each of the Significant Shareholders or Katotakis, when not in material default in its performance of its obligations under the Significant Shareholders Lock-Up Agreements, by written notice to SS&C if: (i) any of the representations and warranties of SS&C under the Significant Shareholders Lock-Up Agreements are not true and correct in all material respects; (ii) SS&C has not complied with its covenants to the Significant Shareholder or Katotakis contained in the Significant Shareholders Lock-Up Agreements; (iii) any Significant Shareholder or Katotakis has delivered to SS&C a Termination Notice; (iv) Katotakis or VBA are unable to perform any of their obligations under the Katotakis or VBA Lock-Up Agreements (or in the case of the Katotakis Lock-Up Agreement, the Significant Shareholders or VBA, as the case may be, are unable to perform any of their obligations under the BNY/Waters or VBA Lock-Up Agreements), as the case may be, for any reason, including by reason of injunction or other court order, with the result that the holders of 50% or less of the FMC Shares in the aggregate are able to perform their obligations under the Lock-Up Agreements; or (v) VBA has delivered to SS&C, a Termination Notice as such term is defined in the VBA Lock-Up Agreement;

(c)	automatically on the earlier of the Expiry Time, or if such time has been extended in accordance with the terms of the Offer, the Outside Date, unless extended by mutual agreement of the Significant Shareholders and SS&C or, in the case of Katotakis, Katotakis and SS&C; or

(d)	by written instrument executed by SS&C and each Significant Shareholder or, in the case of Katotakis, Katotakis.

     VBA Lock-Up Agreement

     On February 25, 2005, VBA entered into the VBA Lock-Up Agreement with SS&C. Pursuant to the VBA Lock-Up Agreement, VBA represented that, on such date, its clients were the beneficial owners of an aggregate of 742,100 Common Shares and agreed to cause all of its clients’ FMC Shares to be tendered under the Offer. The following is a summary of the principal terms of the VBA Lock-Up Agreement.

     The Offer: SS&C agreed to make the Offer on the terms and conditions set forth in the Acquisition Agreement.

     Agreement to Deposit: VBA agreed to, on or before the fifth business day following the mailing of the Offer and Circular to the Shareholders, cause all of its clients’ FMC Shares to be validly tendered in valid acceptance of the Offer and cause its clients’ FMC Shares not to be withdrawn from the Offer except as expressly otherwise provided in the VBA Lock-Up Agreement.

     Covenants of VBA: VBA covenanted and irrevocably agreed for itself and on behalf of and with the authority of its clients, from the date of the VBA Lock-Up Agreement until the earlier of the Expiry Time and the termination of the VBA Lock-Up Agreement, to: (i) not directly or indirectly solicit, initiate, assist or knowingly encourage the initiation, continuation, or completion of a potential Acquisition Proposal; (ii) immediately cease any existing discussions or negotiations that they may be having with any parties (other than SS&C) with respect to any potential Acquisition Proposal; (iii) promptly notify and provide to SS&C a copy of any Acquisition Proposal proposed to any of them after the date of the VBA Lock-Up Agreement, and any amendments to such an Acquisition Proposal, and a description of the material terms and conditions of any proposed Acquisition Proposal, and provide such details of the proposed Acquisition Proposal, inquiry or contact as SS&C may require, including the identity of the person proposing such Acquisition Proposal, inquiry or contact and attach copies of all letters, agreements and other documentation in respect of such proposed Acquisition Proposal; provided that the foregoing obligations shall be limited by any confidentiality obligations of VBA and its clients to the person who proposed the relevant Acquisition Proposal; (iv) not option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey any of VBA’s clients’ FMC Shares, or any right or interest therein (legal or equitable), to any person or group or agree to do any of the foregoing; (v) not take any other action of any kind which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the Offer and the other transactions contemplated by the Acquisition Agreement; (vi) not tender or vote any of VBA’s clients’ FMC Shares in favour of any Acquisition Proposal; and (vii) not purchase or obtain or enter into any agreement or right to purchase any additional FMC Shares or any other securities of FMC from and including the date of the VBA Lock-Up Agreement until the termination of the VBA Lock-Up Agreement.

     Covenants of SS&C: SS&C covenanted and irrevocably agreed in favour of VBA, from the date of the VBA Lock-Up Agreement until the earlier of the Expiry Time and the termination of the VBA Lock-Up Agreement, to: (i) not amend or waive any provision under the Acquisition Agreement to provide for lesser consideration per FMC Share under the Offer or in any respect that is material and adverse to the interests of VBA’s clients without the prior written consent of VBA, such consent not to be unreasonably withheld; provided that SS&C may, in its sole discretion, amend the terms of the Offer to: (A) increase the consideration (or the value of the consideration) offered under the Offer; (B) extend the Expiry Time from time to time in accordance with applicable securities Laws to a date not later than the Outside Date; or (C) waive any condition of the Offer; and (ii) make the Offer as soon as practicable after the date of the VBA Lock-Up Agreement, and in any event not later than 15 business days following the date that SS&C receives the list of Shareholders as contemplated by the Acquisition Agreement.

     VBA’s Representations and Warranties: VBA made representations and warranties to SS&C, which are subject to certain exceptions, including, without limitation, representations and warranties as to: (i) due organization and authorization; (ii) ownership of FMC Shares by its clients; (iii) no existing rights to purchase their clients’ FMC Shares; (iv) that the lock-up agreement entered into between VBA and Linedata dated December 20, 2004 has been terminated and that VBA is no longer bound by the terms of such agreement; (v) no proxy, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals; and (vi) residency of VBA and its clients. Generally, the representations and warranties of VBA will survive for a period of one year after the Expiry Time.

     SS&C’s Representations and Warranties: SS&C made the same representations and warranties as those made by it in the Significant Shareholders Lock-Up Agreement. Generally, the representations and warranties of SS&C will survive for a period of one year after the Expiry Time.

     Superior Proposals: If VBA determines that an Acquisition Proposal may be a Superior Proposal (as such term is defined in the Lock-Up Agreements and as described under the heading “Agreements Relating to the Offer - Significant Shareholders Lock-Up Agreement - Superior Proposals”) VBA shall give written notice of such determination to SS&C forthwith after such determination. SS&C shall have a period of five business days following receipt of any such Notice within which to deliver to VBA a Response Notice. VBA shall review the Response Notice and shall determine, within two business days following receipt of the Response Notice, whether the value of the Offer (amended as proposed in the Response Notice) is at least equal to the value of the Acquisition Proposal referred to in the Superior Proposal Notice, and shall deliver a Determination Notice to SS&C forthwith. If the Determination Notice states that the value of the Offer (amended as proposed in the Response Notice) is at least equal to the value of the Acquisition Proposal referred to in the Superior Proposal Notice, then the Acquisition Proposal referred to in the Superior Proposal Notice shall be deemed not to be a Superior Proposal; if the

Determination Notice does not so state, or if SS&C fails to deliver a Response Notice within the time prescribed above, then such Acquisition Proposal shall be deemed to be a Superior Proposal and VBA shall be entitled to deliver to SS&C a Termination Notice.

     In determining whether any Acquisition Proposal is a Superior Proposal, VBA shall determine the value of the Offer and the value of each Acquisition Proposal in accordance with the same rules as are set out in the Significant Shareholders Lock-Up Agreement.

     Termination of VBA Lock-Up Agreement: The VBA Lock-Up Agreement may be terminated:

(a)	by SS&C, when not in material default in the performance of its obligations under the VBA Lock-Up Agreement, by written notice to VBA if: (i) any of the representations and warranties of VBA under the VBA Lock-Up Agreement are not true and correct in all material respects; or (ii) VBA has not complied with its covenants to SS&C contained in the VBA Lock-Up Agreement;

(b)	by VBA, when not in material default in its performance of its obligations under the VBA Lock-Up Agreement, by written notice to SS&C if: (i) any of the representations and warranties of SS&C under the VBA Lock-Up Agreement are not true and correct in all material respects; (ii) SS&C has not complied with its covenants to VBA contained in the VBA Lock-Up Agreement; (iii) VBA has delivered to SS&C a Termination Notice; (iv) Katotakis or the Significant Shareholders are unable to perform any of their obligations under the Significant Shareholders Lock-Up Agreements, as the case may be, for any reason, including by reason of injunction or other court order, with the result that the holders of 50% or less of FMC Shares in the aggregate are able to perform their obligations under the Lock-Up Agreements; or (v) a Termination Notice has been delivered to SS&C pursuant to the Significant Shareholder Lock-Up Agreements.

(c)	automatically on the earlier of the Expiry Time or, if such time has been extended in accordance with the terms of the Offer, the Outside Date, unless extended by mutual agreement of VBA and SS&C; or

(d)	by written instrument executed by SS&C and VBA.

5. Strategic Rationale for the Offer; Purpose of the Offer and Plans for FMC

     Strategic Rationale for the Offer

     SS&C’s board of directors unanimously approved the acquisition of FMC because it believed the transaction to be in the best interests of SS&C’s shareholders. SS&C’s board of directors based this decision on several potential benefits resulting from the transaction that it believes will contribute to SS&C’s success, including: (i) access to FMC’s established leading investment manager client base, (ii) enhancement to SS&C’s revenue stability, predictability and customer loyalty resulting from increased recurring revenue from long-standing FMC customers, (iii) the opportunity to cross-sell each company’s leading software products to a broader and complementary customer base, (iv) enhancement of SS&C’s international sales presence, particularly in Canada, and (v) the opportunity to generate, and realize the financial benefits from, significant operating efficiencies in FMC’s business as a subsidiary of SS&C.

     Purpose of the Offer

     The purpose of the Offer is to enable the Offeror to acquire all of the FMC Shares. If the conditions of the Offer are satisfied or waived and the Offeror takes up and pays for the FMC Shares validly deposited under the Offer, the Offeror currently intends to acquire any FMC Shares not deposited under the Offer by Compulsory Acquisition, if available. If a Compulsory Acquisition is not available or if the Offeror elects not to pursue such right, then the Offeror intends to propose a Subsequent Acquisition Transaction. However, the Offeror reserves the right not to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction, or to propose a Subsequent

Acquisition Transaction on terms not described in this Circular. See “Acquisition of FMC Shares Not Deposited” in this Circular.

     Plans for FMC

     If the Offer is successful, SS&C’s plan is initially to continue to operate the business of FMC in its current manner. During this initial period, SS&C will complete a full assessment of FMC and its assets, corporate structure, operations, properties, policies, management and personnel. Following such assessment, it is possible that SS&C may consider reorganizing the corporate, legal or capital structure of FMC, including amalgamating FMC with one or more other entities.

     If permitted by applicable Law, subsequent to the completion of the Offer and a Compulsory Acquisition or any Subsequent Acquisition Transaction, if necessary, the Offeror intends to delist the Common Shares from the TSX and to cause FMC to cease to be a reporting issuer under the securities Laws of each province. See the section entitled “Effect of the Offer on the Market for Common Shares; Stock Exchange Listing and Public Disclosure by FMC” in this Circular.

6. Acquisition of FMC Shares Not Deposited

     Compulsory Acquisition

     If, within 120 days after the date of the Offer, the Offer has been accepted by the holders of not less than 90% of the Common Shares and the Class C Shares, other than FMC Shares held at the date of the Offer by or on behalf of the Offeror or its affiliates or associates (as such terms are defined in the OBCA), and the Offeror acquires such deposited Common Shares and Class C Shares, then the Offeror may elect to acquire, pursuant to the provisions of section 188 of the OBCA, the remaining Common Shares and Class C Shares held by each Shareholder who did not accept the Offer and any person who subsequently acquires any such FMC Shares (a “Dissenting Offeree”) on the same terms (including the offer price) as the FMC Shares acquired under the Offer (a “Compulsory Acquisition”). Pursuant to the Lock-Up Agreements, the parties thereto, other than SS&C, are bound, subject to the terms of such agreements, to tender an aggregate of approximately 91.8% of the outstanding Common Shares on a partially diluted basis. The Offeror currently intends to effect a Compulsory Acquisition to acquire any FMC Shares held by Dissenting Offerees.

     To exercise this statutory right, the Offeror must give notice (the “Offeror’s Notice”) to the Dissenting Offerees of such acquisition on or before the earlier of 60 days following the termination of the Offer and 180 days following the date of the Offer. Within 20 days after having given the Offeror’s Notice, the Offeror must pay or transfer to FMC the consideration the Offeror would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. Within 20 days after receipt of the Offeror’s Notice, each Dissenting Offeree must send the certificates evidencing the FMC Shares held by such Dissenting Offeree to FMC and must elect either to transfer such FMC Shares to the Offeror on the terms on which the Offeror acquired FMC Shares under the Offer or to demand payment of the fair value of the FMC Shares by so notifying the Offeror. If the Dissenting Offeree fails to notify the Offeror within the applicable time period, the Dissenting Offeree will be deemed to have elected to transfer his FMC Shares to the Offeror on the same terms (including the offer price) that the Offeror acquired the FMC Shares under the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of his FMC Shares, the Offeror may apply to a court having jurisdiction to hear the application to fix the fair value of the FMC Shares of that Dissenting Offeree. If the Offeror fails to apply to such court within 20 days after it made the payment or transferred the consideration to FMC, the Dissenting Offeree may then apply to the court within a further period of 20 days to have the court fix the fair value. If no such application is made by the Dissenting Offeree or the Offeror within such periods, the Dissenting Offeree will be deemed to have elected to transfer his FMC Shares to the Offeror on the same terms that the Offeror acquired FMC Shares from the Shareholders who accepted the Offer. Any judicial determination of the fair value of the FMC Shares could be more or less than the amounts paid pursuant to the Offer.

     The foregoing is only a summary of the right of Compulsory Acquisition which may become available to the Offeror. The summary is not intended to be complete and is qualified in its entirety by the provisions of section 188 of the OBCA. Shareholders should refer to section 188 of the OBCA for the full text of the relevant statutory provisions, and those who wish to be better informed about these provisions should consult their legal advisors. The provisions of section 188 of the OBCA are complex and require strict adherence to notice and timing provisions, failing which such rights may be lost or altered.

     See the section entitled “Certain Canadian Federal Income Tax Considerations” in this Circular for a discussion of the tax consequences to Shareholders in the event of a Compulsory Acquisition.

     Compelled Acquisition

     If 90% or more of the outstanding Common Shares or Class C Shares are acquired by or on behalf of the Offeror and its affiliates and associates (as such terms are defined in the OBCA), any Shareholder of that class will be entitled, in accordance with the OBCA, to require FMC to acquire such Shareholder’s FMC Shares of that class. Within 30 days of the day after FMC becomes aware that Shareholders are entitled to require FMC to acquire their FMC Shares, FMC shall send written notice to each such Shareholder that such Shareholder may within 60 days after the date of the notice require FMC to acquire his FMC Shares. FMC’s notice will (a) set out a price that it is willing to pay for such FMC Shares, (b) give the basis for arriving at such price, (c) state the location where any supporting material used for arriving at such price may be examined and extracts taken therefrom by the Shareholder, and (d) state that if the Shareholder is not satisfied with the price offered, such Shareholder is entitled to have the fair value of his FMC Shares fixed by a court having jurisdiction under the OBCA to make such determination. The Shareholder may, within 60 days after the date of FMC’s notice, elect to accept the price offered by FMC in its notice or notify FMC that such Shareholder wishes to have the fair value of his FMC Shares fixed by the court. Where the Shareholder wishes to have the fair value of his FMC Shares fixed by the court, FMC shall make an application to the court within 90 days after the date of its notice, and if FMC fails to do so, the Shareholder may apply to the court to have the fair value of his FMC Shares fixed.

     The foregoing is a summary only. The summary is not intended to be complete and is qualified in its entirety by the provisions of section 189 of the OBCA. Shareholders should refer to section 189 of the OBCA for the full text of the relevant statutory provisions, and those who wish to be better informed about these provisions should consult their legal advisors. The provisions of section 189 of the OBCA are complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered.

     Subsequent Acquisition Transactions

     If the Offeror takes up and pays for FMC Shares validly deposited under the Offer, and the foregoing statutory right of Compulsory Acquisition is not available for any reason, notwithstanding the Lock-Up Agreements, or the Offeror elects not to pursue such right, the Offeror intends to pursue other means of acquiring, directly or indirectly, all the FMC Shares in accordance with applicable Law, including by way of amalgamation, arrangement, consolidation, capital reorganization or any other transaction involving FMC and the Offeror and/or an affiliate of the Offeror (a “Subsequent Acquisition Transaction”), pursuant to which the Offeror or a successor corporation would acquire all FMC Shares not tendered to the Offer. The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of FMC Shares acquired pursuant to the Offer, and there can be no assurance that any such transaction will be proposed or, if proposed, effected. In the event of any such Subsequent Acquisition Transaction, the holders of FMC Shares, other than the Offeror and its affiliates, could, in accordance with applicable Law, receive cash, preferred shares (which may be immediately redeemable for cash), debt or any combination thereof. The consideration offered to Shareholders in a Subsequent Acquisition Transaction could have a higher or lower value than the value of the consideration offered for the FMC Shares pursuant to the Offer.

     Rule 61-501, Policy Q-27 and the regulations to securities legislation in certain provinces of Canada (collectively, the “Regulations’’) may deem certain types of Subsequent Acquisition Transactions involving a related party of FMC, such as the Offeror or an affiliate of the Offeror, to be “business combinations” or “going private transactions” if such Subsequent Acquisition Transactions would result in the interest of a holder of any class of FMC Shares (the “Affected Securities’’) being terminated without the consent of the holder and, in the case of OSC Rule 61-501, regardless of whether the security is replaced with another security, or, in the case of Policy Q-27, without the substitution therefore of an interest of equivalent value in a participating security of FMC, a successor to the business of FMC or a person who controls FMC or a successor to the business of FMC. In certain circumstances, the provisions of Rule 61-501 and Policy Q-27 may also deem certain types of Subsequent Acquisition Transactions to be “related party transactions”.

     Rule 61-501, Policy Q-27 and the Regulations provide that, unless exempted, a corporation proposing to carry out a business combination or going private transaction is required to prepare a valuation of the Affected Securities (and any non-cash consideration being offered therefor) and provide to the holders of the Affected Securities a summary of such valuation. The Regulations impose a requirement to include a summary of a similar valuation in a take-over bid circular where it is anticipated by the offeror that a going private transaction will follow the take-over bid. Rule 61-501 and Policy Q-27 have similar requirements for related party transactions. However, if the Subsequent Acquisition Transaction is a “business combination” or “going private transaction” carried out in accordance with Rule 61-501 or an exemption therefrom and Policy Q-27 or an exemption therefrom, the “related party transaction” provisions of Rule 61-501 and Policy Q-27 would not then apply to such transaction.

     In connection with any Subsequent Acquisition Transaction, the Offeror intends to rely on any exemption then available or to seek waivers pursuant to Rule 61-501 and Policy Q-27 from the OSC and AMF exempting the Offeror or FMC or their affiliates, as appropriate, from the requirement to prepare a valuation. The tax consequences of the Offer and such a transaction may be different, since, on the date hereof, the Offeror does not know and cannot reasonably foresee the tax consequences arising from such a transaction, other than as described herein.

     Rule 61-501 and Policy Q-27 also require that, in addition to any other required shareholder approval, in order to complete such a transaction, the approval of a simple majority of the votes cast by “minority” shareholders of the Affected Securities must be obtained. Absent exemptions or discretionary relief from the OSC and AMF, the necessary level of shareholder approval required to complete such a transaction is a simple majority of the votes cast by “minority” holders of each class of the Affected Securities (being the Common Shares and the Class C Shares), voting separately as a class, other than the Offeror, its directors and senior officers, any associate or affiliate or insider of the Offeror as well as their directors and senior officers and any person or company acting jointly or in concert with any of the foregoing in connection with the Offer or any Subsequent Acquisition Transaction. However, Rule 61-501 and Policy Q-27 provide that, subject to certain terms and conditions regarding the timing of a Subsequent Acquisition Transaction and certain other requirements, the Offeror may treat FMC Shares acquired pursuant to the Offer as “minority” securities and vote them, or consider them voted, in favour of such a transaction if the consideration per security in such a transaction is at least equal in value to, and in the same form as, the consideration paid under the Offer and if the intent to effect such a transaction was disclosed at the time of the Offer. The Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it within 120 days after the expiry of the Offer would be equal in value to, and in the same form as, the consideration offered under the Offer. The Offeror also intends that the FMC Shares acquired by it pursuant to the Offer will be counted as part of any minority approval required in connection with any such transaction.

     In addition, under Rule 61-501 and Policy Q-27, if, following the Offer, the Offeror and its affiliates are the registered holders of 90% or more of the Common Shares or the Class C Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval from the holders of FMC Shares of such class or classes under Rule 61-501 and Policy Q-27 would not apply to the transaction if a statutory appraisal remedy is available or if a substantial equivalent enforceable right is made available to the minority Shareholders.

     Any Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent and demand payment of the fair value of their FMC Shares. If the statutory procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting Shareholders for their FMC Shares. The fair value of FMC Shares so determined could be more or less than the amount paid per FMC Share pursuant to the Subsequent Acquisition Transaction or the Offer.

     The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder of accepting the Offer. See the section entitled “Certain Canadian Federal Income Tax Considerations” in this Circular. Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed.

     Other Alternatives

     If the Offeror proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approval or exemption, or otherwise does not complete a Subsequent Acquisition Transaction, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable Law, purchasing additional FMC Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offers or otherwise, or from FMC or taking no further action to acquire additional FMC Shares. Any additional purchase of FMC Shares could be for cash and/or securities or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all FMC Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the value of the consideration paid for FMC Shares under the Offer.

     Judicial Developments

     Prior to the adoption of Rule 61-501 (or its predecessor, OSC Policy 9.1) and Policy Q-27, Canadian courts had in several instances granted preliminary injunctions to prohibit transactions involving going private transactions. The trend in both legislation and Canadian jurisprudence has been towards permitting going private transactions to proceed subject to compliance with procedures designed to ensure substantive fairness to the minority Shareholders. Shareholders should consult their legal advisors for a determination of their legal rights.

7. Source of Funds

     The Offeror estimates that, if it acquires all of the outstanding FMC Shares under the Offer, the total maximum amount of funds required to purchase such FMC Shares and to pay related fees and expenses (estimated to be U.S.$2 million) will be funded by approximately U.S.$60 million financed through Fleet National Bank N.A., a Bank of America Company (“Fleet”), and the remainder financed with cash on hand.

     On March 4, 2005, SS&C received the firm commitment from Fleet in connection with a two-year, US$75 million senior revolving credit facility to finance a portion of the Offer. Pursuant to the terms of this revolving credit facility, SS&C will be permitted to borrow funds, initially in the principal amount of US$75 million. By the earlier of (i) June 30, 2005 or (ii) 45 calendar days after the closing of the transaction contemplated by the Offer, the maximum amount of borrowings under this credit facility will be reduced to US$50 million and all amounts outstanding in excess of US$50 million must be repaid. The closing of the credit facility, which will occur on SS&C’s request on or after April 10, 2005 but prior to the Expiry Time, is subject to certain customary conditions precedent, including the accuracy of SS&C’s representations and warranties contained in the final loan documents, the absence of any material adverse changes in the business, assets, liabilities (actual or contingent), operations or financial condition of SS&C, the absence of material pending or threatened litigation or other proceedings that would be reasonably expected to have a material adverse effect on SS&C, Fleet’s satisfaction with any material amendment or modification to the Acquisition Agreement or any waiver by SS&C of any condition to the Offer, and the receipt of required approvals. Interest on any loan extended under the revolving credit facility will bear interest, at the option of SS&C, at either Fleet’s prime rate or Eurodollar rate plus 100 basis points.

8. Beneficial Ownership of FMC Shares

     None of the Offeror or SS&C, any director or senior officer of the Offeror or SS&C or, to the knowledge of the directors and senior officers of the Offeror and SS&C, after reasonable inquiry, any of their associates, any person acting jointly or in concert with the Offeror or SS&C, or any person or company holding more than 10% of any class of equity securities of the Offeror or SS&C, beneficially owns, directly or indirectly, or controls or exercises direction over any FMC Shares.

     During the six-month period preceding the date of the Offer, no securities of FMC have been traded by the Offeror or SS&C, any director or senior officer of the Offeror or SS&C or, to the knowledge of the directors and senior officers of the Offeror and SS&C, after reasonable inquiry, by any of their associates, any person or company holding more than 10% of any class of equity securities of the Offeror or SS&C or by any person acting jointly or in concert with the Offeror or SS&C.

     None of the Offeror or SS&C, any director or senior officer of the Offeror or SS&C or, to the knowledge of the directors and senior officers of the Offeror and SS&C, after reasonable inquiry, any of their associates, any person acting jointly or in concert with the Offeror or SS&C or any person or company holding more than 10% of any class of equity securities of the Offeror or SS&C has entered into any commitment to acquire any securities of FMC, other than pursuant to the Lock-Up Agreements.

9. Trading in FMC Shares

     Neither the Offeror nor any director or senior officer of the Offeror has traded in any securities of FMC during the six months preceding the date hereof. In addition, to the knowledge of the directors and senior officers of the Offeror after reasonable enquiry, neither any associate of any director or senior officer of the Offeror nor any person or company holding more than 10% of any class of equity securities of the Offeror has traded in any securities of FMC during the six months preceding the date hereof.

10. Information Concerning FMC and the FMC Shares

     Dividends and Dividend Policy

     According to publicly available information, FMC has not paid any dividends on its Common Shares or Class C Shares during the two years preceding the date of the Offer and does not intend to pay regular dividends on its Common Shares in the near future. Pursuant to the provisions of the Acquisition Agreement, FMC has agreed not to declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the FMC Shares.

     Previous Distribution of FMC Shares

     Based on publicly available information, during the five years prior to the date of the Offer, there has been no distribution of FMC Shares (other than distributions of Common Shares pursuant to the exercise of options under the Stock Option Plan).

11. Effect of the Offer on the Market for Common Shares; Stock Exchange Listing and Public Disclosure by FMC

     Market for the Common Shares. The purchase of the Common Shares by the Offeror pursuant to the Offer will reduce the number of Common Shares that might otherwise trade publicly and will reduce the number of holders of Common Shares and, depending on the number of Common Shares acquired by the Offeror, could adversely affect the liquidity and market value of any remaining Common Shares held by the public.

     Listings and Quotations. The rules and regulations of the TSX establish certain criteria which, if not met, could lead to the delisting of the Common Shares from such exchange. Among such criteria are the number of shareholders, the number of shares publicly held and the aggregate market value of shares publicly held. Depending upon the number of Common Shares purchased pursuant to the Offer, it is possible that the Common Shares would fail to meet these criteria for continued listing on such exchange.

     If permitted by Law, subsequent to completion of the Offer or a Compulsory Acquisition or any Subsequent Acquisition Transaction, if necessary, the Offeror intends to apply to delist the Common Shares from the TSX. If the Common Shares are delisted from the TSX, the extent of the public market for the Common Shares and the availability of price or other quotations would depend upon the number of Shareholders, the number of Common Shares publicly held and the aggregate market value of the Common Shares remaining at such time, the interest in maintaining a market in Common Shares on the part of securities firms, whether FMC remains subject to public reporting requirements in Canada and other factors.

     Public Disclosure by FMC. After the purchase of the FMC Shares under the Offer, FMC may cease to be subject to the public reporting and proxy solicitation requirements of the OBCA and the securities Laws of certain provinces of Canada. Furthermore, it may be possible for FMC to request the elimination of the public reporting requirements of any province where a small number of Shareholders reside. If permitted by Law, subsequent to the completion of the Offer or a Compulsory Acquisition or any Subsequent Acquisition Transaction, the Offeror intends to cause FMC to cease to be a reporting issuer under the securities Laws of each such province.

12. Commitments to Acquire FMC Shares

     Except for agreements described in the section entitled “Agreements Relating to the Offer” in this Circular, none of the Offeror, any of the directors or senior officers of the Offeror, or, to the knowledge of the directors and senior officers of the Offeror after reasonable enquiry, any associate of any director or senior officer of the Offeror or any person or company holding more than 10% of any class of equity securities of the Offeror, has entered into any commitments to acquire any securities of FMC.

13. Arrangements, Agreements or Understandings

     Except for agreements described in the section entitled “Agreements Relating to the Offer” in this Circular, there are no arrangements or agreements made or proposed to be made between the Offeror and any of the directors or senior officers of FMC and no payments or other benefits are proposed to be made or given by the Offeror by way of compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful. Also, except for agreements described in the section entitled “Agreements Relating to the Offer”, there are no contracts, arrangements or understandings, formal or informal, between the Offeror and any securityholder of FMC with respect to the Offer or between the Offeror and any person or company with respect to any securities of FMC in relation to the Offer.

14. Acceptance of the Offer

     Other than pursuant to the Lock-Up Agreements, the Offeror has no knowledge regarding whether any Shareholder will accept the Offer.

15. Material Changes and Other Information

     The Offeror has no information which indicates any material change in the affairs of FMC since the date of the last published financial statements of FMC, other than the making of the Offer and such other material changes as have been publicly disclosed by FMC or as set out herein. The Offeror has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of the Shareholders to accept or reject the Offer.

16. Regulatory Matters

     The Offeror’s obligation to take up and pay for FMC Shares tendered under the Offer is conditional upon all approvals, consents, clearances or waivers required to be obtained or received from any administrative agency or commission or other governmental authority or instrumentality in connection with any or all of the Offer, the Compulsory Acquisition and the Subsequent Acquisition Transaction having been obtained or received, and any applicable waiting period having expired or waived.

     Investment Canada Act

     The acquisition of FMC by the Offeror pursuant to the Offer is not a transaction which is subject to governmental review and/or approval pursuant to the Investment Canada Act (Canada). However, within 30 days following the acquisition of FMC, the Offeror must file a form of notification with the Investment Review Division of Industry Canada.

     Competition Act

     The acquisition of the FMC Shares by the Offeror pursuant to the Offer is not a transaction which requires pre-merger notification to the Commissioner of Competition appointed under the Competition Act (Canada) (the “Commissioner”). Whether or not a pre-merger filing is required, however, the Commissioner may apply to the Competition Tribunal, a special-purpose quasi-judicial tribunal empowered to deal with certain matters under the Competition Act (Canada), to seek relief in respect of merger transactions (including share acquisitions) and, if the Competition Tribunal finds that a merger is likely to prevent or lessen competition substantially, it may order that the merger not proceed or, in the event that the merger has been completed, order its dissolution or the disposition of some of the assets or shares involved. Proceedings under the merger provisions of the Competition Act (Canada) may be instituted by the Commissioner for a period of three years after a merger transaction has been substantially completed.

     Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States)

     The Offeror has determined that the Offeror does not have to make any filings or notifications under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States).

     Securities Regulatory Matters

     The Offer will be made into the United States pursuant to an exemption from the United States tender offer rules provided by Rule 14d-1(c) under the U.S. Securities Exchange Act. Certain Canadian Federal Income Tax Considerations

17. Certain Canadian Federal Income Tax Considerations

     THE FOLLOWING IS ONLY A SUMMARY OF CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS APPLICABLE TO SHAREHOLDERS WHO ARE CANADIAN RESIDENTS. SHAREHOLDERS THAT ARE NOT CANADIAN RESIDENTS SHOULD CONSULT WITH THEIR LAWYER, ACCOUNTANT OR OTHER PROFESSIONAL ADVISOR WITH RESPECT TO THE INCOME TAX CONSIDERATIONS IN RESPECT OF A SALE OF THEIR SHARES PURSUANT TO THE OFFER.

     In the opinion of Davies Ward Phillips & Vineberg llp, Canadian counsel to the Offeror, the following is a summary of the principal Canadian federal income tax considerations, as of the date of this Circular, generally applicable to Shareholders who sell FMC Shares pursuant to the Offer or otherwise dispose of FMC Shares pursuant to certain transactions described under “Acquisition of FMC Shares Not Deposited”.

     The following summary is generally applicable to Shareholders who, at all relevant times, for purposes of the Tax Act, are resident or deemed to be resident in Canada, hold their Common Shares as capital property and deal at arm’s length with, and are not affiliated with, FMC or the Offeror. This discussion does not apply to a holder with respect to whom SS&C is a foreign affiliate within the meaning of the Tax Act. Because the SRP Rights associated with Common Shares will be deemed to have been deposited by Shareholders, it has been assumed that the SRP Rights have no adjusted cost base and nominal value.

     All Shareholders should consult their own tax advisors as to whether they hold their Common Shares as capital property for purposes of the Tax Act. Common Shares will generally be considered to be capital property to a Shareholder, unless the Shareholder holds such shares as inventory of a business, including a business that is an adventure or concern in the nature of trade. Certain Shareholders to whom the Common Shares might not constitute capital property may be entitled to irrevocably elect, under subsection 39(4) of the Tax Act, to have their Common Shares and every “Canadian Security” (as defined in the Tax Act) owned by such Shareholder in the taxation year of the election and in all subsequent taxation years deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

     Certain provisions in the Tax Act (the “mark-to-market rules”) relating to financial institutions (including certain financial institutions, registered securities dealers and corporations controlled by one more of the foregoing) will preclude such financial institutions from treating their Common Shares as capital property for purposes of the Tax Act. This discussion does not take into account the mark-to-market rules, and Shareholders that are financial institutions for purposes of these rules should consult their own tax advisors to determine the tax consequences to them of disposing of Common Shares pursuant to the Offer. This summary does not apply to a Shareholder an interest in which is a “tax shelter investment” as defined in the Tax Act and such Shareholders should also consult their own tax advisors to determine the tax consequences to them of disposing of Common Shares pursuant to the Offer.

     This discussion is based on the current provisions of the Tax Act and the regulations thereunder, and counsel’s understanding of the current published administrative practices of the CRA. This discussion takes into account all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that all such proposals will be enacted substantially as proposed; although no assurances can be given that such proposals will be enacted as proposed, or at all.

     Except for the foregoing, this discussion does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consideration described herein.

     This summary is not exhaustive of all Canadian federal income tax considerations and is of a general nature only. It is not intended to be, nor should it be construed to be legal or tax advice to any particular Shareholder, and no representations with respect to the tax consequences to any particular Shareholder are made to any particular Shareholder to whom the Offer is being made. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances.

     Disposition of Common Shares for Cash Pursuant to the Offer

     A Shareholder who disposes of Common Shares to the Offeror will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Shares to the shareholder. For this purpose, the proceeds of disposition will equal the sum of any cash received. The taxation of capital gains and capital losses is described below.

     Taxation of Capital Gains and Capital Losses

     One-half of any capital gain (“taxable capital gain”) must be included in a Shareholder’s income for the year of disposition. One-half of any capital loss (“allowable capital loss”) generally must be deducted by the holder from taxable capital gains for the year of disposition. Any allowable capital losses in excess of taxable capital gains for the year of disposition generally may be carried back up to three years or forward indefinitely and deducted against net taxable capital gains in such other years to the extent and under the circumstances described in the Tax Act.

     Capital gains realized by an individual or trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act.

     A Shareholder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income” for the year, which will include amounts in respect of taxable capital gains.

     A capital loss otherwise arising upon the disposition of a Common Share may, in certain circumstances, be reduced by the amount of certain dividends previously received or deemed to have been received on such Common

Shares, to the extent and under the circumstances described in the Tax Act. Shareholders to whom these rules may be relevant should consult their own tax advisors.

     Compulsory Acquisition

     As described under the heading “Acquisition of FMC Shares Not Deposited - Compulsory Acquisition”, the Offeror may, in certain circumstances, acquire Common Shares pursuant to section 188 of the OBCA. The tax consequences to a Shareholder of a disposition of Common Shares in such circumstances generally will be as described above under “Disposition of Common Shares for Cash Pursuant to the Offer”.

     A Shareholder who dissents in a Compulsory Acquisition and elects to receive the fair value of their Common Shares will be considered to have disposed of such Common Shares, and will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition received by such Shareholder, excluding any amount of interest awarded by the court, exceed (or are less than) the aggregate of the Shareholder’s adjusted cost base of the Common Shares and any reasonable expenses incurred by the Shareholder for this purpose. The tax consequences of any such capital gain or capital loss would be generally as described above under “Taxation of Capital Gains and Capital Losses”. Any interest awarded to the Shareholder by the court will be included in the Shareholder’s income for purposes of the Tax Act.

     Compelled Acquisition

     As described under the heading “Acquisition of FMC Shares Not Deposited - Compelled Acquisition”, Shareholders may, in certain circumstances, be is entitled, in accordance with the provisions of section 189 of the OBCA, to require FMC to acquire such Shareholder’s Common Shares. Upon the purchase of such Common Shares by FMC a Shareholder would generally be:

•	deemed to have received a dividend equal to the amount by which the price paid by FMC exceeds the paid-up capital of such Common Shares for purposes of the Tax Act (subject to the potential application of subsection 55(2) of the Tax Act to the Shareholders that are corporations as discussed below); and

•	considered to have realized a capital gain (or capital loss) equal to the amount by which the price paid by FMC exceeds (or is less than) the sum of: (a) the amount of any such deemed dividend; (b) the Shareholder’s adjusted cost base of the Common Shares; and (c) any reasonable costs of disposition incurred by the Shareholder. The tax consequences of any such capital gain or capital loss would be generally as described under “Taxation of Capital Gains and Capital Losses”.

     Subsection 55(2) of the Tax Act provides that where a Shareholder that is a corporation would otherwise be deemed to have received a dividend, such deemed dividend may in certain circumstances be deemed not to be a dividend and instead may be treated as proceeds of disposition of the Common Shares for the purposes of computing the Shareholder’s capital gain. Shareholders that are corporations should consult their own tax advisors for specific advice with respect to the potential application of this provision to them.

     Dividends deemed to be received by a Shareholder that is a corporation as a result of the purchase of the Common Shares by FMC will be included in computing the corporation’s income, but will ordinarily be deductible in computing its taxable income. A Shareholder that is a “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends deemed to be received on the Common Shares to the extent that such dividends are deductible in computing such corporation’s taxable income. Dividends deemed to be received by a Shareholder who is an individual (including a trust) as a result of the purchase of the Common Shares by FMC will be included in computing the Shareholder’s income, and will be subject to the normal gross-up and dividend tax credit rules applicable to taxable dividends paid by a taxable corporation resident in Canada.

     Subsequent Acquisition Transactions

     As described under “Acquisition of FMC Shares Not Deposited - Subsequent Acquisition Transactions”, if the Offeror does not acquire all of the FMC Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding FMC Shares. As described under “Acquisition of FMC Shares Not Deposited - Subsequent Acquisition Transactions”, it is the Offeror’s current intention that the consideration offered under any Subsequent Acquisition Transaction would be identical to the consideration offered under the Offer. The tax treatment of a Subsequent Acquisition Transaction to a Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out.

     A Subsequent Acquisition Transaction could be implemented by means of an amalgamation of FMC with the Offeror and/or one or more of its affiliates pursuant to which Shareholders who have not tendered their Shares to the Offer would have their Common Shares exchanged on the amalgamation for redeemable preference shares of the amalgamated corporation (“Redeemable Shares”) which would then be immediately redeemed for cash. Such a Shareholder would not realize a capital gain or capital loss as a result of such exchange, and the Shareholder’s cost of the Redeemable Shares received would be equal to the Shareholder’s adjusted cost base of the Common Shares immediately before the amalgamation. Upon the redemption of the Redeemable Shares, the holder thereof would generally be:

•	deemed to have received a dividend equal to the amount by which the redemption price of the Redeemable Shares exceeds their paid-up capital for purposes of the Tax Act (subject to the potential application of subsection 55(2) of the Tax Act to the holders of such shares that are corporations as discussed above under “Compelled Acquisition”); and

•	considered to have realized a capital gain (or capital loss) equal to the amount by which the redemption price exceeds (or is less than) the sum of: (a) the amount of any such deemed dividend; (b) the holder’s adjusted cost base of the Redeemable Shares; and (c) any reasonable costs of disposition incurred by the holder. The tax consequences of any such capital gain or capital loss would be generally as described above under “Taxation of Capital Gains and Capital Losses”.

     The tax treatment of deemed dividends is described above under “Compelled Acquisition”.

     Under the current administrative practice of the CRA, Shareholders who exercise their right of dissent in respect of an amalgamation would be considered to have disposed of their Common Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Shareholder therefor (excluding any interest awarded by the court). Because of uncertainties under the relevant legislation as to whether such amounts paid to a dissenting Shareholder would be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend, dissenting Shareholders should consult their own tax advisors in this regard. Any interest awarded to the Shareholder by the court will be included in the Shareholder’s income for purposes of the Tax Act.

     As an alternative to the amalgamation discussed herein, the Offeror may propose an arrangement, consolidation, capital reorganization, reclassification, continuance or other transaction, the tax consequences of which may differ from those arising on the sale of FMC Shares under the Offer or an amalgamation involving FMC and will depend on the particular form and circumstances of such Acquisition Proposal. No opinion is expressed herein as to the tax consequences of any such transaction to a Shareholder.

     Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their FMC Shares acquired pursuant to a Subsequent Acquisition Transaction.

18. Depositary

     The Offeror has engaged Computershare Investor Services Inc. to act as Depositary for the receipt of certificates in respect of FMC Shares and related Letters of Acceptance and Transmittal and Notices of Guaranteed

Delivery deposited to the Offer and for the payment for FMC Shares purchased by the Offeror pursuant to the Offer. The Depositary will receive reasonable and customary compensation from the Offeror for its services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. The Offeror has also agreed to indemnify the Depositary against certain liabilities and expenses in connection with the Offer, including certain liabilities under the provincial securities Laws of Canada.

     Questions and requests for assistance concerning the Offer should be made directly to the Depositary.

19. Legal Matters

     Matters of Canadian law will be passed upon on behalf of the Offeror by, and the opinion contained in the section entitled “Certain Canadian Federal Income Tax Considerations” in this Circular has been provided by Davies Ward Phillips & Vineberg llp.

20. Offerees’ Statutory Rights

     Securities legislation in certain of the provinces and territories of Canada provides securityholders of FMC with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for the particulars of those rights or consult with a lawyer.

21. Directors’ Approval

     The contents of the Offer and this Circular have been approved, and the sending, communication or delivery thereof to the Shareholders has been authorized by, the board of directors of the Offeror.

CONSENT OF DAVIES WARD PHILLIPS & VINEBERG LLP

TO:     The Directors of SS&C Technologies, Inc. and 1651943 Ontario Inc.:

     We hereby consent to the reference to our opinion contained under “Certain Canadian Federal Income Tax Considerations” in the Circular accompanying the Offer dated March 7, 2005 made by 1651943 Ontario Inc. to the holders of common shares and class C shares of Financial Models Company Inc.

Montreal, Québec
March 7, 2005	(Signed) Davies Ward Phillips & Vineberg llp

APPROVAL AND CERTIFICATE OF 1651943 ONTARIO INC.

DATED: March 7, 2005

     The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities subject to the Offer within the meaning of the Securities Act (Québec).

(signed) William C. Stone President and Director		(signed) Patrick J. Pedonti Treasurer

(signed)

Brendan Hennessy

Director

APPROVAL AND CERTIFICATE OF SS&C TECHNOLOGIES, INC.

DATED: March 7, 2005

     The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities subject to the Offer within the meaning of the Securities Act (Québec).

(signed)	(signed)
William C. Stone	Patrick J. Pedonti
Chairman of the Board and Chief Executive Officer	Senior Vice President and Chief Financial Officer

On behalf of the Board of Directors

(signed) David W. Clark Jr. Director	(signed) Joseph H. Fisher Director

The Depositary for the Offer is:

Computershare Investor Services Inc.

By Mail:

P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2
Attention: Corporate Actions

By Hand, Courier or Registered Mail:

Toronto	Montreal

100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions	650 de Maisonneuve Blvd. West Suite 700 Montreal, Québec H3A 3S8 Attention: Corporate Actions

Toll Free: 1-800-564-6253

E-mail: service@computershare.com

     Any questions and requests for assistance may be directed by holders of FMC Shares to the Depositary at its telephone number and location set out above. You may also contact your broker, dealer, bank or trust company or other nominee for assistance.